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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Schedule 13E-3
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

USHEALTH GROUP, INC.
(FORMERLY, ASCENT ASSURANCE, INC.)
(NAME OF ISSUER)

SPECIAL SITUATIONS HOLDINGS, INC.—WESTBRIDGE
CAA ACQUISITION CORP.
CREDIT SUISSE FIRST BOSTON MANAGEMENT LLC
CREDIT SUISSE
BENJAMIN M. CUTLER
(Name of Person(s) Filing Statement)
 Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
 9173P109
(CUSIP Number of Class of Securities)
Alan H. Freudenstein
Special Situations Holdings, Inc.—Westbridge
11 Madison Avenue
New York, New York 10010
(212) 325-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

with copy to:

Mark E. Palmer Linklaters 1345 Avenue of the Americas New York, New York 10105 (212) 424-9000	Patrick H. O'Neill USHEALTH Group, Inc. 3100 Burnett Plaza, Unit 33 801 Cherry Street Fort Worth, Texas 76102 (817) 878-3300	Robert S. Reder Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 (212) 530-5000

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This statement is filed in connection with (check the appropriate box):

☐
a.  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or
     Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐
b. The filing of a registration statement under the Securities Act of 1933.
☐
c.  A tender offer.
☒
d. None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

        Check the following box if this is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$1,101,569.50	$129.65

*
Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934. Assumes the purchase of 3,553,450 shares of Common Stock, par value $.01 per share, of USHEALTH Group, Inc. at $.31 per share.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $129.65	Filing Party: Special Situations Holdings, Inc.—Westbridge
Form or Registration No.: Schedule 13E-3	Date Filed: April 18, 2005

SUMMARY TERM SHEET

        This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the "going private" merger involving USHEALTH Group, Inc. (formerly known as Ascent Assurance, Inc.), CAA Acquisition Corp, Credit Suisse and Mr. Benjamin M. Cutler, Chairman of the Board and Chief Executive Officer of USHEALTH, how it affects you, what your rights are with respect to the merger as a stockholder of USHEALTH and the position of the people listed on the cover of the Schedule 13E-3 above the caption "Name of Person(s) Filing Statement," who are referred to herein as the "Filing Persons," on the fairness of the merger to you.

PURPOSE OF THE MERGER (Page 2).

        Special Situations Holdings, Inc.—Westbridge ("SSH") owns approximately 93% of the outstanding shares of USHEALTH common stock. Immediately prior to the merger discussed below, SSH will contribute such shares to CAA Acquisition Corp. ("CAA Acquisition"), a Delaware corporation and a wholly-owned subsidiary of SSH. SSH plans then to cause CAA Acquisition to merge with and into USHEALTH as a means of acquiring all of the other shares of USHEALTH common stock and to provide a source of liquidity to holders of those shares. USHEALTH will be the surviving entity of the merger, with the result that it will be directly wholly-owned by SSH.

PRINCIPAL TERMS OF THE MERGER.

        THE MERGER (Pages 1 and 10).    As soon as practicable after SSH's contribution of its USHEALTH outstanding shares to CAA Acquisition, SSH will cause CAA Acquisition to merge with and into USHEALTH in a "short form" merger under Delaware General Corporation Law Section 253. CAA Acquisition does not intend to enter into a merger agreement with USHEALTH or to seek the approval of the directors of USHEALTH for the merger. Stockholders of USHEALTH will not be entitled to vote their shares with respect to the merger.

        MERGER PRICE (Page 1).    Upon the effectiveness of the merger, each share of USHEALTH stock not owned by any of the Filing Persons will automatically be converted into the right to receive $.31 per share in cash.

        USHEALTH SHARES OUTSTANDING; OWNERSHIP BY SSH AND CAA ACQUISITION (Pages 1 and 13).    As of July 22, 2005, a total of 50,763,826 shares of USHEALTH common stock were outstanding. In addition, as of July 22, 2005, 360,600 options to purchase shares of USHEALTH common stock were outstanding, all of which had an exercise price of $1.49 per share or greater. All such options to purchase shares of USHEALTH common stock outstanding will be cancelled and the option holders will receive no consideration therefor. As of July 22, 2005, SSH owned a total of 47,210,376 shares of USHEALTH common stock, or approximately 93% of the outstanding shares of USHEALTH. Commencing in 2005 after the consummation of the merger, USHEALTH is expected to issue 21,608,586 stock options (and/or other equity awards) to Mr. Cutler and employees recommended by management of USHEALTH and approved by its Board of Directors. Such stock options (and/or other equity awards) contemplated to be issued by USHEALTH pursuant to the employment agreement with Mr. Cutler will survive the merger and be outstanding thereafter. For a full discussion of Mr. Cutler's employment agreement, see Item 5, "Past Contracts, Transactions, Negotiations and Agreements," in this Schedule 13E-3. The number of stock options (and/or other equity awards) is based on the number of shares of USHEALTH common stock currently outstanding. It assumes that the various option (and/or other equity award) plans will be funded by USHEALTH issuing additional authorized shares after the merger.

        PAYMENT FOR SHARES (Page 10).    CAA Acquisition will pay you for your shares of USHEALTH common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a

i

Letter of Transmittal, which will be mailed to stockholders of record of USHEALTH within 10 calendar days following the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. By sending LaSalle Bank, N.A. your stock certificates with a properly signed Letter of Transmittal, you will waive your appraisal rights described below. See Item 4, "Terms of the Transaction," in this Schedule 13E-3.

        SOURCE AND AMOUNT OF FUNDS (PAGE 16).    The total amount of funds expected to be required by CAA Acquisition to pay the merger price for USHEALTH common stock in the merger, and to pay related fees and expenses, is estimated to be approximately $1,341,789. CAA Acquisition will obtain these funds from SSH partly in the form of an unsecured loan and partly as a capital contribution from SSH. SSH has committed to provide any financing required by CAA Acquisition to consummate the proposed merger. There are no conditions to the financing of the merger.

THE FILING PERSONS' POSITION ON THE FAIRNESS OF THE MERGER (Page 5).

        The Filing Persons have concluded that the merger is both substantively and procedurally fair to the unaffiliated stockholders of USHEALTH, based primarily on the following factors:

  •
  The market for USHEALTH's shares of common stock has been highly illiquid. The Filing Persons believe the opportunity for a significant number of shares of USHEALTH common stock to be sold on the market in the foreseeable future, without substantially reducing the market price, is remote.

  •
  Although the merger consideration is below the high trading price for USHEALTH's shares of common stock for the last six quarters, the Filing Persons believe the merger represents an opportunity for the unaffiliated stockholders of USHEALTH to realize cash for their shares, which would otherwise be extremely difficult or impossible given the illiquidity of the market for shares of USHEALTH common stock.

  •
  The merger will provide USHEALTH's unaffiliated stockholders the right to receive cash for their shares of USHEALTH's common stock, and is not subject to any financing condition.

  •
  USHEALTH will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act of 1934, including those instituted under the Sarbanes-Oxley Act of 2002.

  •
  The unaffiliated stockholders of USHEALTH are entitled to exercise appraisal rights and demand "fair value" for their shares as determined by the Delaware Court of Chancery, which may be determined to be more or less than the cash amount offered in the merger. See "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger" and Item 4 "Terms of the Transaction" of this Schedule 13E-3.

  •
  To the knowledge of the Filing Persons, there have been no firm offers for the acquisition or control of USHEALTH or its assets during the last two years (other than the restructuring which occurred among USHEALTH, SSH and other parties in 2003 and resulted in SSH increasing its ownership of USHEALTH from 49% to 93%).

        See "Special Factors—Fairness of the Merger—Position of the Filing Persons as to the Fairness of the Merger."

CONSEQUENCES OF THE MERGER (Page 3).

        Completion of the merger will have the following consequences:

  •
  USHEALTH will be a privately held corporation, with SSH owning 100% of the equity interest in USHEALTH and its business, subject to the expected issuance during 2005 of 21,608,586

ii

    stock options (and/or other equity awards) to Mr. Cutler and employees recommended by management of USHEALTH and approved by its Board of Directors, which stock options (and/or other equity awards) will survive the merger and be outstanding thereafter.

  •
  Only SSH, Mr. Cutler and such employees recommended by management of USHEALTH and approved by its Board of Directors to participate in the equity pool of options expected to be issued by USHEALTH in 2005 will have the opportunity to participate in the future earnings and growth, if any, of USHEALTH. Similarly, only SSH, Mr. Cutler and such employees recommended by management of USHEALTH and approved by its Board of Directors to participate in the equity pool of options expected to be issued by USHEALTH in 2005 will face the risk of losses generated by USHEALTH's operations or the decline in value of USHEALTH after the merger.

  •
  The shares of USHEALTH common stock will no longer be publicly traded. In addition, USHEALTH will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going-private disclosure contained in this Schedule 13E-3.

  •
  Subject to the exercise of statutory appraisal rights, each of your shares will be converted into the right to receive $.31 per share in cash, without interest.

APPRAISAL RIGHTS (Page 10).

        You have a statutory right to dissent from the merger and demand payment of the fair value of your USHEALTH shares as determined in a judicial appraisal proceeding in accordance with Section 262 of the Delaware General Corporation Law, plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than the $.31 per share in cash consideration offered in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the Delaware General Corporation Law. The statutory right of dissent is set out in Section 262 of the Delaware General Corporation Law and is complicated. A copy of Section 262 is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4(c), "Terms of the Transaction—Appraisal Rights," in this Schedule 13E-3.

FOR MORE INFORMATION (Pages 8 and 9).

        More information regarding USHEALTH is available from its public filings with the Securities and Exchange Commission. See Item 2, "Subject Company Information," and Item 3, "Identity and Background of Filing Persons," in this Schedule 13E-3.

iii

INTRODUCTION

        This Third Amendment to the Transaction Statement on Schedule 13E-3, as amended (the "Schedule 13E-3") is being filed by (i) Special Situations Holdings, Inc.—Westbridge ("SSH"), (ii) CAA Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of SSH ("CAA Acquisition"), (iii) Credit Suisse First Boston Management LLC, a Delaware limited liability company ("Management LLC"), (iv) Credit Suisse, a Swiss bank ("Credit Suisse") and (v) Benjamin M. Cutler, Chairman of the Board and Chief Executive Officer of USHEALTH ("Mr. Cutler," and together with SSH, CAA Acquisition, Management LLC and Credit Suisse, the "Filing Persons"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"), and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with a short-form merger (the "Merger") of CAA Acquisition with and into USHEALTH Group, Inc., a Delaware corporation (formerly known as Ascent Assurance, Inc. (the "Company" or "USHEALTH")), pursuant to Section 253 of the Delaware General Corporation Law ("DGCL"). Due to the fact that the Filing Persons are redistributing the Schedule 13E-3, the effective date (the "Effective Date") of the Merger is expected to be October 13, 2005 or as soon thereafter as possible.

        As of July 22, 2005, there were issued and outstanding 50,763,826 shares of common stock, $.01 par value per share (the "Shares"), of the Company. As of July 22, 2005, SSH held approximately 47,210,376 Shares representing approximately 93% of the total Shares outstanding. SSH intends to contribute the Shares it owns to CAA Acquisition immediately before the Effective Date. On the Effective Date, CAA Acquisition intends to acquire through the Merger the Shares that CAA Acquisition does not then own.

        Upon the consummation of the Merger, each outstanding Share will be cancelled and each outstanding Share not held by CAA Acquisition, the Company and stockholders of the Company who properly exercise statutory appraisal rights under the DGCL, will be automatically converted into the right to receive $.31 per Share in cash (the "Merger Price"), without interest, upon surrender of the certificate for such Share to LaSalle Bank National Association (the "Paying Agent"). The Paying Agent's address and telephone number are: 135 S. LaSalle Street, Suite 1960, Chicago, IL 60603, Attn: Mr. Joseph Pellicore, (312) 904-2584.

        Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of the Company within 10 calendar days following the Effective Date and should be read carefully.

        Under the DGCL, no action is required by the Board of Directors or the stockholders of the Company, other than CAA Acquisition, for the Merger to become effective. The Company will be the surviving corporation in the Merger. As a result of the Merger, SSH will be the only stockholder of the Company.

        As of July 22, 2005, options to purchase a total of 360,600 Shares (the "Options") were outstanding. The exercise prices of the outstanding Options range from $1.49 to $4.39. All Options to purchase shares of USHEALTH common stock outstanding at an exercise price of $1.49 or greater per share will be cancelled and the option holders will receive no consideration therefor. Commencing in 2005 after the consummation of the Merger, USHEALTH is expected to issue 21,608,586 stock options (and/or other equity awards) to Mr. Cutler and employees recommended by management of USHEALTH and approved by its Board of Directors ("Participating Employees"). Such stock options (and/or other equity awards) will survive the Merger and be outstanding thereafter.

        This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning the Filing Persons' strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions, positions and strategies of competitors and the ability to obtain financing.

SPECIAL FACTORS

PURPOSE, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

Purpose

        On April 14, 2005, the SSH Board of Directors authorized the management of SSH to proceed with a proposal to merge CAA Acquisition, its wholly-owned subsidiary, into USHEALTH, thereby making USHEALTH a wholly-owned subsidiary of SSH. The purpose of the Merger is for SSH to acquire the minority public interest in USHEALTH and to provide USHEALTH's stockholders other than CAA Acquisition (the "Public Stockholders") with $.31 in cash for each of their Shares. Following the Merger, SSH plans to retain USHEALTH as part of its business. SSH believes that the extremely limited trading volume in the Shares makes ownership of the Shares unattractive to the Public Stockholders because the Shares are not readily saleable in the public market. SSH also believes that, given USHEALTH's very small stockholder base (estimated to be approximately 1430 beneficial stockholders), the costs of maintaining USHEALTH's status as a public company are not justified.

Alternatives

        SSH and CAA Acquisition believe that effecting the transaction by way of a short-form merger with CAA Acquisition under Section 253 of the DGCL is the quickest and most cost effective way for SSH to acquire the outstanding public minority equity interest in USHEALTH. SSH and CAA Acquisition considered and rejected the alternative of a long-form merger because of the cost and delay of obtaining the approvals of USHEALTH's Board of Directors and of the Public Stockholders of USHEALTH. SSH and CAA Acquisition also rejected the alternative of a tender offer as it entailed additional costs and a subsequent short-form merger would likely still be required.

Reasons

        In determining whether to acquire the outstanding public minority equity interest in USHEALTH and to effect the Merger, SSH considered the following factors to be the principal benefits of taking USHEALTH private:

  •
  the reduction in the amount of public information available to competitors about the Company's businesses that would result from the termination of the Company's obligations under the reporting requirements of the Securities and Exchange Commission (the "Commission");

  •
  the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission, publish and distribute to its stockholders annual reports and proxy statements or comply with Section 404 of the Sarbanes-Oxley Act of 2002), that the Filing Persons anticipate could result in savings of approximately $500,000 per year, including audit and legal fees;

  •
  the fact that the public market offers very little liquidity for investors, as average daily trading volume was only 0.2% of the public float, average weekly trading volume was only 1.73% of the public float and the stock did not trade on 48% of trading days in each case in 2004; and

  •
  the greater flexibility that the Company's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company.

        Most of the requirements of the Sarbanes-Oxley Act are now effective and applicable to the Company, and the Company has implemented procedures intended to comply with those requirements. However, one very substantial requirement of the Sarbanes-Oxley Act, Section 404, will first be applicable to the Company in 2006. In general terms, compliance with Section 404 will require the following:

  •
  the Company will be required to document and test its internal control procedures;

  •
  the Company's management will be required to assess and issue a report concerning the Company's internal control over financial reporting; and

  •
  the Company's independent auditors will be required to issue an opinion on management's assessment of those matters.

        These requirements are expected to result in significant increased expenses, both in terms of the investment of management time to implement the requirements in 2006 and the increased annual charges from the Company's public accounting firm. The rules governing the standards that must be met for management to assess the Company's internal control over financial reporting are new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules.

        SSH also considered the advantages and disadvantages of certain alternatives to acquiring the minority stockholder interest in the Company, including leaving the Company as a majority-owned, public subsidiary. In the view of SSH, the principal advantage of leaving the Company as a majority-owned, public subsidiary would be the ability of SSH to invest for other purposes the cash that would otherwise be required to buy the minority stockholder interest in the Company. SSH also considered the other advantages of the Company being a public reporting company, including potential investment liquidity and the possibility for use of the Company's securities to raise capital or make acquisitions. However, the Company has not taken advantage of these benefits and will not be in a position to do so in the foreseeable future. SSH also noted that companies of size similar to the Company do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity.

        The Filing Persons also considered a variety of risks and other potentially negative factors for the Public Stockholders and the Filing Persons concerning the Merger, including the fact that:

  •
  following the Merger, the Public Stockholders will not participate in any future earnings of or benefit from any increases in the surviving corporation's value;

  •
  for U.S. federal income tax purposes generally, the cash payments made to Public Stockholders pursuant to the Merger will be taxable to Public Stockholders;

  •
  the Public Stockholders have not been represented in discussions about the Merger, either by the Board of Directors of the Company (which, by statute, is not involved in the short-form merger process) or an independent committee representing the interests of the Public Stockholders;

  •
  if the Company continues as a going concern in the future, the Filing Persons and the Company will be the sole beneficiaries of the cost savings that result from going private; and

  •
  if the Company's financial condition improves, the Public Stockholders will not participate in any increase in value of their investment in the Company and only the Filing Persons would benefit by an increase in the value of the Company.

        The Filing Persons determined that if they had suspended the Company's filing and other obligations under the Securities Exchange Act, the Company would have achieved cost savings of $600,000 in 2003 and $505,000 in 2004 with respect to the public reporting requirements. In 2003, the Company spent approximately $600,000, resulting from director fees and expenses of $175,000, director and officers insurance of $200,000, legal fees of $75,000, accounting fees of $75,000, and printing and mailing cost of $75,000. In 2004, the Company spent approximately $505,000, resulting from director fees and expenses of $130,000, director and officers insurance of $100,000, legal fees of $75,000, accounting fees of $125,000, and printing and mailing cost of $75,000. In addition to the external fees paid above, the Company estimates that the Company's officers (vice president and above) in the finance and legal departments spend in the aggregate approximately 500 hours annually on strictly public company compliance and reporting requirements. At an average salary and benefit cost of $100/hr, the indirect management costs add an additional $50,000 in costs. Thus, the Filing Persons determined that by suspending the Company's filing and other obligations under the Securities Exchange Act, the Company would be able to achieve cost saving ranging from $500,000 to $650,000. Such estimated cost savings weighed in favor of effecting the Merger.

        In addition, the Company estimates the costs of compliance with Section 404 of the Sarbanes-Oxley Act to be as follows:

	Initial Implementation Costs	Ongoing Annual Expense
New compliance department	$375,000	$250,000
Implementation consultants	250,000	—
Independent accountant audit	350,000	225,000
Total	$975,000	$475,000

        The disadvantages of leaving the Company as a majority-owned, public subsidiary which were considered by the Filing Persons included the inability to achieve many of the benefits discussed above. The Filing Persons believe that management has reduced corporate overhead as much as possible, and that the costs associated with being a SEC reporting company represent a significant portion of the Company's total overhead. The Filing Persons believe these costs will only continue to increase. In sum, the Filing Persons concluded that the advantages of leaving the Company as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

        The Filing Persons also considered the low volume of trading in the Shares and considered the fact that the Merger would result in immediate, enhanced liquidity for the Public Stockholders. In addition, the Filing Persons considered trends in the price of the Shares during the past twelve months. While the reported sale prices and reported bid and asked prices of the Shares have been in excess of the Merger Price over the past year, the Filing Persons believe that the market for the Shares is so illiquid that all Public Stockholders would not be able to sell their shares within a short period of time at or above the currently reported market price. The Merger offers all Public Stockholders the opportunity to sell their shares for one price at the same time, without the payment of any brokerage fee or commission, and thereby benefits the Public Stockholders.

        Although SSH could have easily effectuated a short-form merger at any time following the Restructuring, SSH required time to assess and address the business performance and operations of the Company resulting from the changes to the Company. As a result of the assessment, (i) the Company changed management by hiring Mr. Cutler as the Company's new chief executive officer in September 2004; (ii) over the past year the implications and costs of Sarbanes-Oxley have become clearer; and (iii) the Company's shares have been very thinly traded over the past year, with an average daily volume of 5,879 shares (for the three months prior to June 8, 2005 according to Yahoo Finance).

After a year of observing the business of USHEALTH and seven months after the change in management, and after undertaking a cost-benefit analysis taking into account the performance of the Company, SSH determined that the costs of keeping USHEALTH a public company exceeded the benefits and therefore decided to effectuate the short-form merger at this time. SSH has determined to effect the Merger at this time because it wishes to immediately realize the benefits of taking the Company private, as discussed above. The Company's stock price was not a significant factor in the timing of SSH's decision to propose the Merger.

        This Rule 13e-3 transaction is structured as a short-form merger under Section 253 of the DGCL. This form of merger allows the Public Stockholders to receive cash for their Shares quickly and allows the Company to become a wholly-owned subsidiary of SSH without any action by the Board of Directors of the Company or the Public Stockholders.

Effects

        General.    Upon completion of the Merger, SSH, Mr. Cutler and Participating Employees will have complete control over the conduct of the Company's business and will in the aggregate have a 100% interest in the net assets, the net book value and the net earnings of the Company. In addition, SSH, Mr. Cutler and Participating Employees will receive the benefit of the right to participate in any future increases in the value of the Company and will bear the complete risk of any losses incurred in the operation of the Company and any decrease in the value of the Company. SSH, Mr. Cutler and Participating Employees will indirectly realize all of the benefit in the estimated $500,000 per year of cost savings resulting from the Company no longer being public. SSH's beneficial ownership of the Company immediately prior to the Merger in the aggregate amounts to approximately 93%. Upon completion of the Merger, the interest of SSH, Mr. Cutler and Participating Employees in the Company's book value (approximately $33.6 million as of June 30, 2005) and net loss (($4.5) million for the twelve months ended June 30, 2005), will increase from approximately 93% to 100% of those amounts. SSH does not believe that the Merger will have any positive or negative effect on whether SSH will be able to use any of the Company's prior tax losses to shelter any future income.

        Stockholders.    Upon completion of the Merger, the Public Stockholders will no longer have any interest in, and will not be stockholders of, the Company and therefore will not participate in the Company's future earnings and potential growth and will no longer bear the risk of any decreases in the value of the Company. In addition, the Public Stockholders will not share in any distribution of proceeds after any sales of businesses of the Company, whether contemplated at the time of the Merger or thereafter. See Item 6(c), "Purposes of the Transaction and Plans or Proposals—Plans." All of the Public Stockholders' other incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company and to receive appraisal rights upon certain mergers or consolidations of the Company (unless such appraisal rights are perfected in connection with the Merger), as well as the benefit of potential increases in the value of a Public Stockholder's holdings in the Company based on any improvements in the Company's future performance, will be extinguished upon completion of the Merger.

        Upon completion of the Merger, the Public Stockholders also will not bear the risks of potential decreases in the value of their holdings in the Company based on any downturns in the Company's future performance. Instead, the Public Stockholders will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in the Company, in the form of the Shares. However, the Public Shareholders will be required to surrender their Shares involuntarily in exchange for the Merger Price and will not have the right to liquidate the Shares at a time and for a price of their choosing. In summary, if the Merger is completed, the Public Stockholders will have no ongoing rights as stockholders of the Company (other than statutory appraisal rights in the case of Public Stockholders who are entitled to and perfect such rights under Delaware law).

        The Shares.    Once the Merger is consummated, public trading of the Shares will cease. SSH intends to deregister the Shares under the Exchange Act. As a result, the Company will no longer be required to file annual, quarterly and other periodic reports with the Commission under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. The Company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act, and the officers of the Company will no longer be required to certify the accuracy of the Company's financial statements. In addition, the principal stockholder of the Company will no longer be subject to reporting its ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to the Company certain profits from the purchase and sale of Shares.

        Treatment of Options.    Currently, the Company has outstanding Options to purchase 360,600 Shares. On the Effective Date, all Options will terminate. Because the exercise price of the Options well exceeds the Merger Price, the Options have no apparent value and it is unlikely that they will be exercised. During 2005, USHEALTH is expected to issue 21,608,586 stock options (and/or other equity awards) to Mr. Cutler and Participating Employees. Such stock options (and/or other equity awards) will survive the Merger and be outstanding thereafter.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax consequences of the Merger to beneficial owners of the Shares. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to particular investors and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain taxpayers subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, or investors whose functional currency is not the U.S. dollar).

        This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions all as currently in effect and all subject to change at any time, possibly with retroactive effect.

        ALL BENEFICIAL OWNERS OF SHARES SHOULD CONSULT THEIR TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

        The receipt of cash by a stockholder, pursuant to the Merger or pursuant to the stockholder's statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. A stockholder will generally recognize capital gain or loss for federal income tax purposes equal to the difference, if any, between the amount of cash the stockholder receives in the Merger and the stockholder's adjusted tax basis in the Shares. A stockholder's basis in a Share will generally be the cost at which it was purchased. Capital gain or loss will be long term capital gain or loss if the stockholder had held the shares for more than one year.

        The cash payments made to stockholders pursuant to the Merger will be reported to the IRS and to the stockholder as may be required under applicable regulations. Backup withholding may apply to these payments if the stockholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain stockholders (including, among others, corporations) are not subject to backup withholding. Stockholders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

        Because of their beneficial ownership, each of Credit Suisse, SSH and CAA Acquisition may be deemed to be "affiliates" of the Company within the meaning of Rule 13e-3 under the Exchange Act. Because Alan Freudenstein, a director of the Company, also occupies the position of president at Management LLC and, accordingly, may be deemed to exercise influence over the policies of Management LLC, Management LLC may be deemed to be an "affiliate" of the Company within the meaning of Rule 13e-3 under the Exchange Act. Because Mr. Cutler will be able to obtain a significant equity stake in the Company after the Merger, and due to his influence on the management and daily operations of the Company as Chairman of the Board and Chief Executive Officer of the Company, he may be deemed to be an "affiliate" within the meaning of the same rule. Accordingly, each of Credit Suisse, Management LLC, SSH, CAA and Mr. Cutler is expressing its belief as to the substantive and procedural fairness of the Merger to the Public Stockholders.

        Each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the Public Stockholders (and that at least fair value is being paid for the Shares). This belief is based on the following factors:

  •
  Financial Analysis. In considering the fairness of the Merger from a financial point of view to the Public Stockholders, the SSH Board of Directors reviewed, relied in part upon, and adopted an analysis of the ranges of potential values of the Shares that result from the application of accepted valuation methodologies. This financial analysis, including the selection of valuation methodologies, was prepared by the management of SSH ("SSH Management") at the direction of the SSH Board of Directors for the SSH Board of Directors' review, consideration and adoption. The financial analyses undertaken by SSH Management included an analysis based upon multiples of (i) earnings before interest, taxes, depreciation and amortization (EBITDA) (including Last Twelve Months (LTM) EBITDA and estimated 2005 EBITDA), (ii) net book values and (iii) earnings. SSH Management calculated the appropriate multiples by analyzing companies engaged in businesses which SSH Management judged to be analogous to USHEALTH's business (the "Comparables"). When considering appropriate multiples, it is important to note that all Comparables are in significantly better financial health than USHEALTH. Specifically, the Comparables are mostly profitable and growing revenue, while USHEALTH generated losses and suffered a continual decline in revenue over the past several years. Further, since USHEALTH has reported losses in the past year, historic multiple analysis based on reported earnings would not provide meaningful results. Therefore, it was necessary for

    SSH Management to adjust USHEALTH's historical earnings upwards to a theoretical gain that could then be used in market multiple analyses.

  •
  LTM and Estimated EBITDA Multiple Valuations. To calculate the equity value on a going concern basis of the Company based on EBITDA multiple valuation methods, SSH Management compared the Company's EBITDA for the twelve months ended March 31, 2005 ("LTM 3/31/05 EBITDA") and estimated EBITDA for 2005 ("2005E EBITDA") to the Comparables. Based on discussions with Company management, SSH Management reviewed the financial information and expectations of the following Comparables:

Company	Price 7/15/2005	Equity Value	Enterprise Value	LTM EBITDA	Ent. Val/ LTM EBITDA	'05E EBITDA	Ent. Val/ '05 EBITDA
$ in millions except per share
UnitedHealth Group Inc	$50.25	$63,717	$63,235	$5,268	12.0x	5,817	10.9x
Metlife Inc	$46.04	$33,753	$30,474	$4,451	6.8x
AFLAC Inc	$44.58	$22,379	$19,635	$1,858	10.6x
Prudential Financial Inc	$66.13	$34,539	$18,879	$3,832	4.9x
Genworth Financial Inc	$32.37	$15,220	$18,460	$3,047	6.1x
CIGNA Corp	$108.74	$14,233	$12,433	$2,455	5.1x	1,767	7.0x
Principal Financial Group Inc	$43.67	$12,961	$11,310	$922	11.4x
UNUMProvident Corp	$19.32	$5,754	$8,051	$1,416	5.7x
Jefferson-Pilot Corp	$50.70	$6,892	$7,675	$919	8.3x
Coventry Health Care Inc	$70.84	$7,607	$7,010	$641	10.9x	750	9.3x
Aetna Inc	$80.36	$23,340	$6,930	$2,382	2.9x	2,474	2.8x
Torchmark Corp	$53.06	$5,559	$6,103	$775	7.9x
Wellchoice Inc	$69.46	$5,839	$5,169	$442	11.7x	506	10.2x
Pacificare Health Systems Inc	$73.75	$6,424	$4,752	$652	7.3x	770	6.2x
Humana Inc	$40.74	$6,589	$4,614	$566	8.1x	677	6.8x
Nationwide Financial Services Inc	$39.64	$6,065	$4,102	$994	4.1x
Lincoln National Corp	$47.57	$8,262	$3,619	$1,214	3.0x
Health Net Inc	$39.82	$4,479	$3,095	$492	6.3x
Conseco Inc	$22.00	$3,323	$2,958	$920	3.2x
Phoenix Companies Inc	$12.39	$1,177	$2,829	$192	14.8x
Protective Life Corp	$43.16	$3,005	$2,178	$397	5.5x
Stancorp Financial Group Inc	$78.71	$2,231	$2,165	$389	5.6x
Sierra Health Services Inc	$70.85	$1,890	$1,663	$218	7.6x
Delphi Financial Group Inc	$44.95	$1,391	$1,574	$249	6.3x
UICI	$30.93	$1,396	$1,542	$288	5.4x
AmerUs Group Co	$49.06	$1,921	$1,484	$497	3.0x
Universal American Financial Corp	$23.40	$1,303	$1,263	$117	10.8x
FBL Financial Group Inc	$28.00	$809	$941	$176	5.4x
Ceres Group Inc	$6.20	$214	$189	$28	6.7x
Average					7.1x		7.6x
Median					7.0x		7.1x

        EBITDA multiples are applied to enterprise value, which is the value of a company's equity, plus debt, minus cash. As indicated, the Comparables' enterprise values are an average of 7.1x LTM EBITDA and 7.6x estimated 2005 EBITDA. Estimated EBITDA was only generally available for a subset of the Comparables in the original valuation set forth in the original Schedule 13E-3, filed April 18, 2005, as amended. Enterprise value is an indicator of how the market attributes value to a firm as a whole ongoing entity. EBITDA multiple analysis is useful as a valuation technique because, unlike earnings multiple analysis, it is unaffected by certain accounting techniques that may depict an inaccurate measure of a company's overall value. EBITDA can be considered an estimation of a company's ability to generate cash from operations. In the absence of long term projections, EBITDA multiple analysis can be a useful proxy for discounted cash flow (DCF) analysis. Because the Company has not produced long term projections, SSH Management used EBITDA multiple analysis instead of DCF. EBITDA estimates for the Comparables were obtained from FactSet information service and Institutional Brokers' Estimate System. To calculate price per Share based on EBITDA multiples, SSH Management also assumed that as of March 31, 2005, the appropriate number of Shares outstanding was 50,763,826, as disclosed in the Company's Form 10-K. For 2005E EBITDA, however, SSH Management assumed that as of December 31, 2005, Shares outstanding would be increased to 72,028,622 by the 21,608,586 Shares (and/or other equity awards) to be granted to Mr. Cutler and new management, as all new grants are expected to be made in 2005. To date during 2005, no options have been granted by the Company. Further, as discussed above in "Special Factors—Fairness of the Merger—Position of the Filing Persons as to the Fairness of the Merger," since the Company reported a GAAP net loss for the twelve months ended March 31, 2005, without making adjustments for certain one-time costs, a meaningful comparables analysis would not have been possible. Therefore, SSH Management adjusted the Company's GAAP net losses for 2004 and for the twelve months ended March 31, 2005 as follows:

$ in thousands	2004	LTM 3/31/05
GAAP net income as reported	(2,252)	($3,073)
Add back: loss from discontinued operations	758	758
Add back: loss on disposal of Westbridge Printing Services(1)	1,369	1,369
Add back: recruiting fees	308	308
Add back: one-time, non-cash charge for executive note(2)	2,000	2,000

Adjusted GAAP Net Income	2,183	1,362

(1)
In October 2004, the Company sold its printing subsidiary, Westbridge Printing Services, Inc. ("WPS"). The operating results of WPS are presented as loss from discontinued operations.

(2)
In connection with Mr. Cutler's employment agreement, the Company recorded a $2.0 million liability for deferred compensation and $308,000 in employment expenses.

        Based on the adjusted GAAP net incomes for 2004 and the twelve months ended March 31, 2005, SSH Management calculated EBITDA as follows:

$ in thousands except per share	2004	LTM 3/31/05	2005E(1)
Adjusted GAAP Net Income	$2,183	1,362	$1,706
Add back: non-cash interest expense	1,089	1,103	1,165
Add back: depreciation and amortization	981	949	925

EBITDA	$4,253	$3,414	$3,796

(1)
Source: Company estimates.

        Using the calculations for EBITDA and assumptions for EBITDA multiples above, SSH Management calculated the per Share value of the Company based on EBITDA multiple analysis as follows:

	Original		Updated
$ in thousands except per share
	2004(4)	2005E(5)	LTM 3/31/05	2005E
EBITDA Multiple	7.6x	6.5x	7.1x	7.6x
EBITDA	$4,253,000	$4,023,866	$3,414,000	$3,796,000

Implied Enterprise Value	32,322,800	26,156,000	24,674,000	28,849,600
Less: CSFB Debt(1)	16,228,000	16,228,000	16,228,000	16,228,000
Less: executive note(2)	2,000,000	2,000,000	2,000,000	2,000,000
Less: note payable to Frost National Bank(3)	250,000	250,000	250,000	250,000
Plus: cash	3,543,000	3,543,000	3,285,000	3,285,000

Equity Value	17,307,800	11,221,000	9,046,400	13,656,600
Shares Outstanding	50,763,826	72,028,622	50,763,826	72,028,622
Equity Value per Share	$0.34	$0.16	$0.18	$0.19

(1)
The "CSFB Debt" refers to the debt financing that the Company received in April 2001 from Management LLC. The credit agreement relating to that loan provided the Company with total loan commitments of $11 million, all of which were drawn in April 2001. During the three months ended March 31, 2005, USHEALTH issued $245,000 in additional notes for payment of interest in kind, which increased the note payable balance as of March 31, 2005 to approximately $16.5 million.

(2)
In connection with Mr. Cutler's employment agreement, the Company recorded a $2.0 million liability for deferred compensation and $308,000 in employment expenses.

(3)
USHEALTH Funding, Inc. ("UFI") (formerly Ascent Funding, Inc.), an indirect wholly owned subsidiary of the Company, entered into a credit agreement with Frost National Bank that provides UFI with a $3.0 million revolving loan facility. The amount outstanding under the credit agreement as of March 31, 2005 was $250,000.

(4)
In the original Schedule 13E-3, filed April 18, 2005, as amended, SSH Management used the following companies as comparables: Coventry Health Care, Pacific Healthcare Systems, Health Net, and Sierra Health Services. Using these companies, the EBITDA multiple would have been 8.0x. Applying this multiple to LTM 3/31/05 EBITDA would result in an equity value of $.24 per Share.

(5)
In the original Schedule 13E-3, filed April 18, 2005, as amended, SSH Management used the following companies as comparables: Coventry Health Care, Pacific Healthcare Systems, Health Net, and Sierra Health Services. Using these companies, the forward EBITDA multiple would have been 7.8x. Applying this multiple to 2005E EBITDA would result in an equity value of $.20 per Share.

        As a result, the updated analysis based upon multiples of EBITDA for the twelve months ended March 31, 2005 and 2005E EBITDA indicated an estimated range of equity values for the Shares of approximately $.18 to $.19 per Share (excluding Shares held in treasury but after giving effect to Shares issuable upon exercise of options to be issued under the incentive plans in 2005 to be adopted by USHEALTH).

  •
  Net Book Value Multiple Valuation. SSH Management calculated the per Share value of the Company using an analysis of the Comparables' net book value. In the context of this analysis, book value is defined as shareholders' equity less unrealized gains on investment. The book value multiple is derived by dividing book value into equity value. Book value multiples are often used by investors to gauge the value of financial services businesses, such as insurance companies, because many such businesses are required by law to keep certain amounts of capital on hand and this capital may be in excess of what the business may actually require in the absence of such regulations. Implicitly, the book value multiple is a measure of how efficiently a company uses the shareholders' equity to generate income. Generally, companies that trade at a high multiple to book value generate earnings more efficiently than those that trade at a low multiple to book value.

        Another metric for determining efficiency is return on equity (ROE). In the financial services industry, book value is a sufficiently close proxy for equity that ROE can be calculated using book value. ROE is derived by dividing book value into net income. The book value multiple can be used to relate ROE to market equity value. Companies with higher ROEs typically trade at higher multiples of book value reflecting their superior ability to generate earnings for shareholders. For the Comparables, the average book value multiple is 2.3x and the average ROE is 13.9%. Based on an analysis of the Comparables, companies with ROE lower than 13.9% generally trade at a discount to the average book value multiple. If the Company's ROE was close to the average book value multiple of the Comparables, 2.3x would be an appropriate book value multiple to use when determining equity value. However, because USHEALTH's ROE is significantly below the Comparables' ROEs, the Filing Persons adjusted the multiple down from the average to a multiple more appropriate for the Company based on its lower ROE. To calculate the appropriate multiple, SSH Management determined the relationship between the Comparables' book value multiple and their ROE using linear regression. Otherwise, to have used a strict average of book value multiples under these circumstances would have overstated the Company's actual value. Described in a different way, a 2.3x multiple of book value implies that a company generates ROE of 13.9%. USHEALTH does not generate ROE of 13.9% and therefore SSH Management deemed it inappropriate to use a 2.3x book value multiple to value the Company's equity.

  SSH Management reviewed the financial information and expectations of the following Comparables:

Company	Price 7/15/2005	Equity Value	Enterprise Value	LTM ROE		BV/Sh	Price/ BV/Sh
$ in millions except per share
UnitedHealth Group Inc	$50.25	$63,717	$63,235	25.35	x	8.3	6.0	x
MetLife Inc	$46.04	$33,753	$30,474	11.71	x	31.4	1.5	x
AFLAC Inc	$44.58	$22,379	$19,635	16.87	x	15.5	2.9	x
Prudential Financial Inc	$66.13	$34,539	$18,879	9.42	x	42.8	1.5	x
Genworth Financial Inc	$32.37	$15,220	$18,460	8.99	x	25.6	1.3	x
CIGNA Corp	$108.74	$14,233	$12,433	20.14	x	40.6	2.7	x
Principal Financial Group Inc	$43.67	$12,961	$11,310	10.31	x	24.7	1.8	x
UNUMProvident Corp	$19.32	$5,754	$8,051	7.05	x	23.7	0.8	x
Jefferson-Pilot Corp	$50.70	$6,892	$7,675	14.62	x	28.2	1.8	x
Coventry Health Care Inc	$70.84	$7,607	$7,010	20.18	x	19.8	3.6	x
Aetna Inc	$80.36	$23,340	$6,930	12.02	x	31.1	2.6	x
Torchmark Corp	$53.06	$5,559	$6,103	13.79	x	31.3	1.7	x
Wellchoice Inc	$69.46	$5,839	$5,169	14.44	x	20.8	3.3	x
Pacificare Health Systems Inc	$73.75	$6,424	$4,752	13.09	x	26.1	2.8	x
Humana Inc	$40.74	$6,589	$4,614	13.24	x	13.6	3.0	x
Nationwide Financial Services Inc	$39.64	$6,065	$4,102	10.49	x	33.6	1.2	x
Lincoln National Corp	$47.57	$8,262	$3,619	11.64	x	34.8	1.4	x
Health Net Inc	$39.82	$4,479	$3,095	19.18	x	11.6	3.4	x
Conseco Inc	$22.00	$3,323	$2,958	7.58	x	20.7	1.1	x
Phoenix Companies Inc	$12.39	$1,177	$2,829	3.74	x	21.1	0.6	x
Protective Life Corp	$43.16	$3,005	$2,178	11.14	x	30.5	1.4	x
Stancorp Financial Group Inc	$78.71	$2,231	$2,165	13.97	x	48.9	1.6	x
Sierra Health Services Inc	$70.85	$1,890	$1,663	38.01	x	8.9	8.0	x
Delphi Financial Group Inc	$44.95	$1,391	$1,574	11.81	x	29.5	1.5	x
UICI	$30.93	$1,396	$1,542	21.78	x	16.1	1.9	x
AmerUs Group Co	$49.06	$1,921	$1,484	10.36	x	40.6	1.2	x
Universal American Financial Corp	$23.40	$1,303	$1,263	16.47	x	7.8	3.0	x
FBL Financial Group Inc	$28.00	$809	$941	7.79	x	28.4	1.0	x
Ceres Group Inc	$6.20	$214	$189	8.84%		5.9	1.0	x
Average				13.9%			2.3	x
Median				13.5%			2.1	x

        To derive the value of the Company's equity using the multiple of book value method, SSH Management considered the Company's ROE when determining the appropriate multiple of book value to use. By plotting the Comparables' multiples of book value as a function of ROE, SSH Management determined that the relationship between the two variables can be expressed by an equation, derived by linear regression (which is a technique in which a straight line is fitted to a set of data points to measure the effect of a single independent variable) as set out in the chart graphic below:

        The equation thus derived is:

Book Value Multiple = 21.554 * ROE - 0.7415

        Since the Company reported net losses for 2004 and the twelve months ended March 31, 2005, SSH Management adjusted the reported net income number upwards by eliminating certain one-time charges. The adjusted net income results used to determine ROE resulted in GAAP net income of $2,183,000 for 2004 and GAAP net income of $1,362,000 for the twelve months ended March 31, 2005, as discussed above in "Special Factors—Fairness of the Merger—Position of the Filing Persons as to the Fairness of the Merger."

        For purposes of this analysis, SSH Management calculated book value as of December 31, 2004 and as of March 31, 2005 as follows:

$ in thousands	2004	LTM 3/31/05
GAAP Book Value as Reported	$34,740	$32,126
- Unrealized Gains on Investment	3,200	3,166

Adjusted GAAP Book Value	$31,540	$28,960

        By dividing adjusted GAAP net income of $1,362,000 by adjusted GAAP book value of $28,960,000, SSH Management determined the ROE for the Company to be 4.7% for the twelve months ended March 31, 2005. By dividing adjusted GAAP net income of $2,183,000 by adjusted GAAP book value of $31,540,000, SSH Management determined the ROE for the Company to be 6.9% for 2004.

        Inputting USHEALTH's ROE for the twelve months ended March 31, 2005 of 4.7% to the above equation results in a book value multiple of 0.27x. Inputting USHEALTH's ROE for 2004 of 6.9% to the above equation results in a book value multiple of 0.33x.

        By applying the formula derived by analyzing the Comparables' ROE to the Company's ROE, SSH Management determined the value of the Company's equity based on the multiple of book value method. The results set forth in the initial Schedule 13E-3, filed April 18, 2005, as amended, as well as the updated analysis for the twelve months ended March 31, 2005 are shown in the table immediately below:

	2004(1)	LTM 3/31/05
Book Value	$31,540,000	$28,960,000
Book Value Multiple	0.33x	0.27x
Equity Value	10,408,200	7,882,708
Shares Outstanding	50,763,826	50,763,826

Equity Value Per Share	$0.21	$0.16

(1)
When SSH Management first calculated the linear regression equation (which was derived using only AFLAC Inc, UNUMProvident Corp, Stancorp Financial Group Inc, Delphi Financial Group Inc and Universal American Financial Corp) the formula set forth in the initial Schedule 13E-3, filed April 18, 2005, as amended, was: Book Value Multiple = 21.033 * ROE - 1.151. Recalculating the formula using only the aforementioned five comparable companies and taking into account the most recently available financial information from the Company as of March 31, 2005 and the most recent market price for these comparable companies as of July 15, 2005 results in the following equation: Book Value Multiple = 22.033 * ROE - 0.9462, which yields an estimated equity value of $.05 per Share.

        The analysis using the Comparables based upon net book values for the twelve months ended March 31, 2005 indicated an estimated equity value of approximately $.16 per Share (excluding Shares held in treasury and Shares issuable upon exercise of options to be issued under the incentive plans in 2005 to be adopted by USHEALTH).

  •
  Earnings Multiple Valuation. SSH Management also calculated the per Share value of the Company using a multiple of earnings valuation methodology. SSH Management reviewed the results and expectations of the following Comparables:

Company	Price 7/15/2005	Equitye Value	Enterprise Value	P/E 2005E
$ in millions except per share
UnitedHealth Group Inc	$50.25	$63,717	$63,235	20.4x
Metlife Inc	$46.04	$33,753	$30,474	11.6x
AFLAC Inc	$44.58	$22,379	$19,635	17.1x
Prudential Financial Inc	$66.13	$34,539	$18,879	14.4x
Genworth Financial Inc	$32.37	$15,220	$18,460	13.1x
CIGNA Corp	$108.74	$14,233	$12,433	15.6x
Principal Financial Group Inc	$43.67	$12,961	$11,310	15.9x
UNUMProvident Corp	$19.32	$5,754	$8,051	11.4x
Jefferson-Pilot Corp	$50.70	$6,892	$7,675	12.3x
Coventry Health Care Inc	$70.84	$7,607	$7,010	15.5x
Aetna Inc	$80.36	$23,340	$6,930	17.5x
Torchmark Corp	$53.06	$5,559	$6,103	11.5x
Wellchoice Inc	$69.46	$5,839	$5,169	20.6x
Pacificare Health Systems Inc	$73.75	$6,424	$4,752	19.6x
Humana Inc	$40.74	$6,589	$4,614	19.2x
Nationwide Financial Services Inc	$39.64	$6,065	$4,102	10.9x
Lincoln National Corp	$47.57	$8,262	$3,619	11.7x
Health Net Inc	$39.82	$4,479	$3,095	16.8x
Conseco Inc	$22.00	$3,323	$2,958	12.7x
Phoenix Companies Inc	$12.39	$1,177	$2,829	14.9x
Protective Life Corp	$43.16	$3,005	$2,178	12.1x
Stancorp Financial Group Inc	$78.71	$2,231	$2,165	12.0x
Sierra Health Services Inc	$70.85	$1,890	$1,663	20.5x
Delphi Financial Group Inc	$44.95	$1,391	$1,574	12.3x
UICI	$30.93	$1,396	$1,542	9.5x
AmerUs Group Co	$49.06	$1,921	$1,484	10.9x
Universal American Financial Corp	$23.40	$1,303	$1,263	20.5x
FBL Financial Group Inc	$28.00	$809	$941	13.3x
Ceres Group Inc	$6.20	$214	$189	12.2x
Average				14.7x
Median				14.5x

        Because the earnings multiple method uses future earnings, SSH Management determined that it was appropriate to use the aggregate amount of Shares expected to be outstanding as of December 31, 2005, taking into account the 21,608,586 Shares (and/or other equity awards) expected to be granted to Mr. Cutler and USHEALTH's management and sales staff as of that date. SSH Management did not use historical earnings to determine present equity value because SSH Management believes that the Comparables do not trade based on past earnings results, and because USHEALTH has generated losses and suffered a continual decline in revenue over the past several years, all of which were not necessarily reflected in the trading price of the Shares. SSH Management believes the market has not reflected the fair value of the Shares because of these factors as well as the limited trading market (both in terms of number of holders and trading volume) for the Shares. More weight is given to forward estimates because SSH Management believes that for purposes of determining the value of the Company, SSH Management should rely on what the Company expects to do, rather than what it has done in the past. Therefore, SSH Management focused on the future earnings of the Company rather than on historic performance multiples. Using the median price as a multiple of 2005 EPS and the Company management's expected 2005 net income, SSH Management calculated the value per Share using the earnings multiple as follows:

$ in thousands, except per share	2004(1)	LTM 3/31/05(2)
P/E Multiple	11.8x	14.7x
Estimated 2005 Net Income	$1,706	$1,706

Equity Value	$20,131	$25,078.2
Shares Outstanding	72,028,622	72,028,622
Equity Value per Share	$0.28	$0.35

(1)
The figures in this column were disclosed in Amendment No. 1 to the Schedule 13E-3. The 11.8x multiple was derived from the results and expectations of the comparable companies set forth therein.

(2)
The 2005E P/E multiple based on the comparable companies used in the original Schedule 13E-3, filed April 18, 2005, as amended, revised to take into account the most recently available financial information from the Company as of March 31, 2005 and the most recent market price as of July 15, 2005 resulted in a 2005E P/E of 13.2x and an estimated equity value per Share of $.31.

        The analysis based upon estimated 2005 earnings indicated an estimated equity value for the Shares of approximately $.35 per Share (excluding Shares held in treasury and Shares issuable upon exercise of options to be issued under the incentive plans in 2005 to be adopted by USHEALTH). The options to be issued under the incentive plans in 2005 will be dilutive on a pro forma basis because they will be outstanding in 2005.

  •
  Summary of Methods of Valuations. As a reference, the following table compares the original valuations set forth in the original Schedule 13E-3, filed April 18, 2005, as amended, with the values contained herein based on the most recently available financial information from the Company as of March 31, 2005 and market price as of July 15, 2005 using the consistent set of Comparables set forth herein.

Comparison Using Original Comparables Set

	Equity Price per Share
Methodology	Original (2004)	Updated (LTM 3/31/05)
Multiple of EBITDA (2004 and LTM 3/31/05)(1)	$0.34	$0.18
Multiple of 2005E EBITDA	$0.16	$0.19
Multiple of Book Value	$0.21	$0.16
Multiple of Expected Earnings	$0.28	$0.35

Average	$0.25	$0.22

(1)
In the original calculation of multiple of EBITDA SSH Management used 2004 earnings, which resulted in an estimated equity value of $.34 per Share, as shown in the column titled Original. In the updated calculation set forth above, SSH Management used earnings as of LTM 3/31/05, which resulted in an estimated equity value of $.18 per Share, as shown in the column titled Updated.

        Due to the significant size difference between the Company and the Comparables used in this analysis, as well as the recent changes in senior management and the fact that the Company's earnings are declining rather than growing, SSH Management allowed for variances in assumptions by paying a 41% premium to the mean value per share as calculated. Including this premium, SSH Management arrived at a value of $.31 per share.

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  Information concerning the financial performance, condition, business operations and prospects of USHEALTH. The SSH Board of Directors believed the Merger Price to be appropriate in light of USHEALTH's current financial performance, profitability and growth prospects. The Company reported net losses of ($2.3) million, ($1.3) million, and ($.9) million for 2004, 2003 and 2002, respectively. The ($1.0) million increase in the net loss from 2003 to 2004 was principally due to non-recurring charges of ($3.0) million for executive compensation and severance and a ($1.1) million increase in loss from discontinued operations offset by a $3.3 million decrease in interest expense on notes payable to and redeemable preferred stock held by related parties.

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  The market price and relative lack of liquidity for the Shares, and the liquidity that will be realized by the Public Stockholders from the Merger. The SSH Board of Directors believed that the liquidity that would result from the Merger would be beneficial to the Public Stockholders of USHEALTH because SSH's ownership of approximately 93% of the outstanding Shares (1) results in an extremely small public float that limits the amount of trading in the Shares and (2) decreases the likelihood that a proposal to acquire the Shares by an independent entity could succeed without the consent of SSH. The Merger will provide consideration to the Public Stockholders entirely in cash and is not subject to any financing condition.

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  Liquidation value analysis. The SSH Board of Directors did not consider the Merger Price as compared to any implied liquidation value because it was not contemplated that USHEALTH be liquidated, whether or not the Merger was completed. Moreover, liquidation value analysis does not take into account any value that may be attributed to a company's ability to attract new business. The liquidation value analysis was not performed because SSH Management believed such an analysis would yield an amount that is less than the Company's value as a going concern.

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  Discounted Cash Flow Analysis. SSH Management considered using discounted cash flow analysis to calculate the equity value of the company, but because Company management has not prepared reliable projections that grow earnings, any discounted cash flow calculation would necessarily result in valuations lower than the methods described above. Therefore, SSH Management did not use a discounted cash flow calculation in determining the fairness of the Merger.

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  Consideration of other offers for the Company. In 2002, USHEALTH solicited buyers for the Company. In June, 2003, one preliminary, non-binding offer was made for USHEALTH. The offer was insufficient to pay the Company's outstanding indebtedness at the time and was ultimately withdrawn by the offeror. No other credible offers were received.

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  Appraisal rights. Although the Merger does not require the approval of a majority of the Public Stockholders or a majority of disinterested directors and there has not been a representative of the Public Stockholders to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the Public Stockholders will be entitled to exercise appraisal rights to have determined and to receive a court-determined fair value for their Shares under Section 262 of the DGCL (see Item 4(d), "Terms of the Transaction—Appraisal Rights") and because the Filing Persons are providing advance notice of the Merger. Therefore, the Filing Person's believe that they have disclosed fully the relevant information to permit the Public Stockholders to determine whether to accept the Merger Price or to seek appraisal for their Shares. Additionally, the Merger is intended to comply with Section 253 of the DGCL, which prescribes procedures for "short-form" mergers. Moreover, the restructuring transaction contemplated by the Exchange

    Agreement (as defined below) which increased the ownership percentage of SSH in the Company's common stock to approximately 93% from 49% was negotiated and approved by a Special Committee of the Board of Directors of USHEALTH negotiating on behalf of the Public Stockholders.

The Filing Persons have considered all of the foregoing factors and related analyses prepared by SSH Management as a whole to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.

        In addition to the foregoing factors and analyses that support the Filing Persons' belief that the Merger is procedurally and substantively fair to the Public Stockholders, the Filing Persons have considered the following four factors:

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  No future participation in the prospects of the Company. Following the consummation of the Merger, the Public Stockholders will cease to participate in the future earning or growth, if any, of the Company, or benefit from an increase, if any, in the value of their holdings in the Company.

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  Conflicts of interest. The interests of the Filing Persons in determining the Merger Price are adverse to the interests of the Public Stockholders and the fact that certain officers and directors of the Company may have actual or potential conflicts of interest in connection with the Merger as disclosed herein.

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  No opportunity for the Company's Board of Directors or the Public Stockholders to vote on the Merger. Because the Merger is being effected pursuant to a short-form merger under Section 253 of the DGCL and consequently does not require approval by the Company's Board of Directors or the Company's stockholders (other than the Filing Persons), neither the Company's Board of Directors nor the Public Stockholders will have the opportunity to vote on the Merger.

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  No special committee representing the Public Stockholders' interests. the Company's Board of Directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the Public Stockholders and retaining independent advisers to assist with the evaluation of strategic alternatives, including the Merger.

        After having given these additional four factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.

        In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the Public Stockholders, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

        The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the Public Stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

        Specifically, in forming their belief as to the fairness of the Merger to the Public Stockholders, the Filing Persons did not consider the purchase prices paid by them for past purchases of Shares because the Company's financial condition has materially worsened since such purchases were made. The Filing Persons believe that further efforts to "shop" the Company would not only entail substantial time delays and detract from the amount of management's time and energy focused on the Company's business, but would also disrupt and discourage the Company's employees and create extreme uncertainty among the Company's customers and suppliers.

        The price of $.40 per share was agreed to as part of the negotiation of the Exchange Agreement to provide a floor price for the minority shareholders but was never considered by SSH to be an accurate or final measure of the fair value of the shares. Indeed, even during the one-year period when the $.40 floor price applied, the Exchange Agreement required any price paid to public holders nevertheless to be "fair value". Although the Exchange Agreement contained this $.40 per share floor price, SSH never determined that they would be willing to consummate a transaction at that price. For this reason, the provision requiring a minimum of $.40 per share consideration prior to January 1, 2005 did not materially impact the timing of the Merger and was not a material factor in SSH's decision to pursue the going private transaction.

        In addition, although the Filing Persons considered current and historical market prices for the Shares, the Filing Persons gave greater weight to other factors. The Filing Persons believe that historical market prices do not reflect the Company's current financial condition, which has generally continued to worsen over the last several years. The Filing Persons believe that market prices for the Shares immediately prior to the public announcement of the Merger, which were higher than the Merger Price, are not indicative of the fair value of the Shares. The trading volumes at that time were extremely low, and the Filing Persons believe that most stockholders would not have been able to sell their Shares at those prices due to the general lack of liquidity for the Shares whereas the Merger would provide liquidity for all the Public Stockholders. The Filing Persons believe that any trades at that time did not reflect the measure of the fair or intrinsic value of the Shares because of such low trading activity but instead indicate that the low volume of interest and trading in the Shares results in an inefficient market for the Shares. Additionally, the Filing Persons believe that the market prices are not an accurate indicator because USHEALTH's Shares are only sporadically traded with an average daily trading volume of 5,879 Shares for the three months prior to June 8, 2005 according to Yahoo Finance. Consequently, the Filing Persons believe that the sale by any stockholder of the Company of any significant number of Shares would likely result in a correspondingly significant reduction in the market price of the Shares.

        In connection with the terms of the employment agreement, dated as of September 1, 2004, entered into between Mr. Cutler and USHEALTH, appointing Mr. Cutler Chairman and Chief Executive Officer of the Company (the "Employment Agreement"), the Company engaged the services of a third party to prepare a report to assist the Company in determining the exercise price of certain common stock options to be granted to Mr. Cutler and other key employees under a proposed option plan. Using several accepted valuation methodologies, such company rendered an opinion on February 28, 2005 as to the fair market value of the Shares underlying such stock options to be granted by the Company to Mr. Cutler and other key employees under a proposed option plan. The third party's opinion as to the value of such Shares was $.21 per Share on an illiquid basis and $.31 per Share on a liquid basis as of December 31, 2004. However, SSH Management did not utilize such report or any portion of the contents thereof in determining the Merger Price. Moreover, the Filing Persons did not consider the valuation disclosed in such report in their determination that the terms of the Merger are fair to the Public Stockholders. In the opinion of the Filing Persons such third party's report and the valuation contained therein are not materially related to the Merger.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

        The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions or appraisals concerning, the Merger or value of the Shares and, accordingly, the Filing Persons have not received any report, opinion or appraisal from an outside party relating to the fairness of the Merger Price being offered to the Public Stockholders or the fairness of the Merger to the Filing Persons or to the Public Stockholders.

TRANSACTION STATEMENT

ITEM 1.    SUMMARY TERM SHEET

        See the section above captioned "Summary Term Sheet."

ITEM 2.    SUBJECT COMPANY INFORMATION

        (a)   NAME AND ADDRESS. The name of the Company is USHEALTH Group, Inc. The principal executive offices of the Company are located at 3100 Burnett Plaza, Unit 33, 801 Cherry Street, Fort Worth, Texas 76102, and its telephone number is (817) 878-3300.

        The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 3 World Financial Center, New York, New York 10281-1022 and 175 Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrations that file electronically with the Commission at http://www.sec.gov.

        (b)   SECURITIES. The exact title of the class of equity securities subject to the Merger is: Common Stock, par value $.01 per share, of the Company. As of July 22, 2005, there were 50,763,826 Shares outstanding, and Options to purchase an additional 360,600 Shares were outstanding.

        (c)   TRADING MARKET AND PRICE. The Shares have been trading over-the-counter on the OTC Bulletin Board under the symbol "USHE.OB"; prior to that date, they were traded in the Nasdaq National Market System. The following table sets forth the high and low closing sales prices per Share for each of the periods indicated, as reported in publicly available sources.

	High	Low
Year ended December 31, 2003
First Quarter	$0.72	$0.30
Second Quarter	0.52	0.35
Third Quarter	0.60	0.35
Fourth Quarter	0.35	0.15
Year ended December 31, 2004
First Quarter	$0.36	$0.14
Second Quarter	0.55	0.31
Third Quarter	0.80	0.35
Fourth Quarter	0.80	0.35
First Quarter (2005)	$0.64	$0.36
Second Quarter (2005)	$0.49	$0.26

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

        (d)   DIVIDENDS. To the knowledge of the Filing Persons, the Company has never declared or paid any dividends in respect of the Shares.

        (e)   PRIOR PUBLIC OFFERINGS. Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, the Company, has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

        (f)    PRIOR STOCK PURCHASES. None of the Filing Persons nor any affiliate of any of the Filing Persons has purchased any Shares during the past two years, except as described under Item 5(e) below.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSONS

SSH

        (a)   NAME AND ADDRESS. The principal business address of SSH, which also serves as its principal office, is 11 Madison Avenue, New York, New York 10010, and its telephone number is (212) 325-2000.

        (b)   BUSINESS BACKGROUND OF ENTITY. SSH is organized under the laws of the State of Delaware.

        (c)   BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with SSH, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of SSH, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, none of SSH or, to the best knowledge of SSH, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of SSH or, to the best knowledge of SSH, any of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

CAA ACQUISITION

        (a)   NAME AND ADDRESS. The principal business address of CAA Acquisition, which also serves as its principal office, is 11 Madison Avenue, New York, New York 10010, and its telephone number is (212) 325-2000. CAA Acquisition is wholly owned by SSH, which beneficially owns 93% of the Shares.

        (b)   BUSINESS BACKGROUND OF ENTITY. CAA Acquisition, a newly organized corporation wholly owned by SSH, was formed for the sole purpose of merging with and into the Company. CAA Acquisition is organized under the laws of the State of Delaware.

        (c)   BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with CAA Acquisition, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of CAA Acquisition, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, none of CAA Acquisition or, to the best knowledge of CAA Acquisition, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of CAA Acquisition or, to the best knowledge of CAA Acquisition, any of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

MANAGEMENT LLC

        (a)   NAME AND ADDRESS. The principal business address of Management LLC, which also serves as its principal office, is 11 Madison Avenue, New York, New York 10010, and its telephone number is (212) 325-2000.

        (b)   BUSINESS BACKGROUND OF ENTITY. Management LLC is organized under the laws of the State of Delaware.

        (c)   BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with Management LLC, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Management LLC, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, none of Management LLC or, to the best knowledge of Management LLC, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Management LLC or, to the best knowledge of Management LLC, any of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

CREDIT SUISSE

        (a)   NAME AND ADDRESS. The principal business address of Credit Suisse, which also serves as its principal office, is Paradeplatz 8, P.O. Box 1, CH 8070, Zurich, Switzerland, and its telephone number is +41 44 212 1616.

        (b)   BUSINESS BACKGROUND OF ENTITY. Credit Suisse is a bank organized under the laws of Switzerland. Credit Suisse Group completed the legal merger of its two Swiss banks, the former Credit Suisse Bank and the former Credit Suisse First Boston Bank, on May 13, 2005. The merged bank is called Credit Suisse and it consists of two divisions, the Credit Suisse First Boston Division and the Credit Suisse Division.

        (c)   BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with Credit Suisse, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Credit Suisse, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, none of Credit Suisse or, to the best knowledge of Credit Suisse, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Credit Suisse or, to the best knowledge of Credit Suisse, any of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

BENJAMIN M. CUTLER

        (a)   NAME AND ADDRESS. The principal business address of Mr. Cutler is 3100 Burnett Plaza, Unit 33, 801 Cherry Street, Fort Worth, Texas 76102, and his telephone number is (817) 878-3300.

        (b)   BUSINESS BACKGROUND OF ENTITY. Not applicable.

        (c)   BUSINESS AND BACKGROUND OF NATURAL PERSONS. Mr. Cutler has been a director of the Company since September 2004 and, likewise, has served as Chairman of the Board and Chief Executive Officer of the Company since September 2004. From October 2002 to August 2004, Mr. Cutler was Chairman of Assurant Health and Executive Vice President of Assurant, Inc. and from 1996 through 2002, Mr. Cutler served as President and Chief Executive Officer of Fortis Health (now known as Assurant Health). Mr. Cutler also serves on the Board of Directors of Marshall Funds, Inc.

OTHER PERSONS

        The name, business address, position with the relevant organization, principal occupation, five-year employment history and citizenship of each of the control people, officers and directors and group members, together with the names, principal businesses and addresses of any corporations or other organizations in which principal occupations are conducted, are set forth on Schedule I hereto.

ITEM 4.    TERMS OF THE TRANSACTION

        (a)   MATERIAL TERMS. Prior to the Effective Date, SSH plans to contribute all of its 47,210,376 Shares to CAA Acquisition, representing in the aggregate approximately 93% of the Shares outstanding. On the Effective Date, CAA Acquisition will merge with and into USHEALTH pursuant to Section 253 of the DGCL, with USHEALTH to be the surviving corporation. To so merge, the Board of Directors and the sole stockholder of CAA Acquisition will approve the Merger and CAA Acquisition will file a certificate of ownership and merger with the Secretary of State of Delaware. On the Effective Date:

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  each Share issued and outstanding immediately prior to the Effective Date (other than Shares held by the Filing Persons) will be cancelled and extinguished and each Share held by the Public Stockholders of USHEALTH (other than Shares held by the Public Stockholders of USHEALTH, if any, who properly exercise their statutory appraisal rights under the DGCL) will be converted into and become a right to receive the Merger Price; and

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  each share of CAA Acquisition's capital stock issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Company as the surviving corporation of the Merger. As a result of the Merger, SSH will own all of the outstanding equity interests in the Company, subject to the expected issuance of 21,608,586 stock options (and/or other equity awards) to Mr. Cutler and Participating Employees.

        Under the DGCL, because CAA Acquisition will hold at least 90% of the outstanding Shares prior to the Merger, CAA Acquisition will have the power to effect the Merger without a vote of the Company's Board of Directors or Public Stockholders. CAA Acquisition intends to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of the Company's Board of Directors or Public Stockholders. The Merger Price payable to Public Stockholders is $.31 in cash per Share. The reasons for the Merger are set out in "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Reasons." Certain federal income tax consequences of the Merger are set out in "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Effects—Certain Federal Income Tax Consequences of the Merger."

        Upon completion of the Merger, in order to receive the cash Merger Price of $.31 per Share, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent at 135 S. LaSalle Street, Suite 1960, Chicago, IL 60603, Attn: Mr. Joseph Pellicore, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record within 10 calendar days of the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

        The Merger will be accounted for as the acquisition of a minority interest by SSH, using the purchase method of accounting.

        For federal income tax purposes, the receipt of the cash consideration by holders of the Shares pursuant to the Merger will be a taxable sale of the holders' Shares. See "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Effects—Certain Federal Income Tax Consequences of the Merger."

        (b)   DIFFERENT TERMS. Stockholders of the Company will be treated as described in Item 4(a), "Terms of the Transaction—Material Terms."

        (c)   APPRAISAL RIGHTS. Under the DGCL, record holders of Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the Shares, together with a fair rate of interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Exhibit (f).

        Notice of the Effective Date and the availability of appraisal rights under Section 262 (the "Merger Notice") will be mailed to record holders of the Shares by the Company, as the surviving corporation in the Merger, within 10 calendar days after the Effective Date and should be reviewed the Public Stockholders. Any Public Stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from the Company an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs the Company of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder's right to appraisal.

        Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. Holders of Shares who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to Patrick H. O'Neill, Executive Vice President, General Counsel and Secretary of the Company, at the Company's offices at 3100 Burnett Plaza, Unit 33, 801 Cherry Street, Fort Worth, Texas 76102.

        If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

        A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.

        Within 120 calendar days after the Effective Date, the Company, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. The Company is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time frame prescribed in Section 262. If a stockholder files a petition, a copy of such petition must be served on the Company.

        Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights, assuming that appraisal rights are available, will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by the Company or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

        If a petition for an appraisal is timely filed and a copy is served upon the Company, the Company will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of such Shares have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.

        The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Date).

        If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price per Share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of the Company. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

        For federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of dissent will realize taxable gain or loss. See "Special Factors—Purposes,

Alternatives, Reasons and Effects of the Merger—Effects—Certain Federal Income Tax Consequences of the Merger."

        The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, the full text of which is attached hereto as Exhibit (f). STOCKHOLDERS ARE URGED TO READ EXHIBIT (f) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

        (d)   PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. None of the Filing Persons intends to grant the Public Stockholders special access to the Company's records in connection with the Merger. None of the Filing Persons intends to obtain counsel to or appraisal services for the Public Stockholders.

        (e)   ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a)   (1)–(2) TRANSACTIONS.

        On December 31, 2003, the Company completed an exchange of its redeemable convertible preferred stock and restructuring of its notes payable held by SSH and Credit Suisse First Boston Management LLC, a Delaware limited liability company ("Management LLC"), respectively, both affiliates of Credit Suisse First Boston LLC ("CSFB LLC") (together, SSH and Management LLC, the "CSFB entities") that resulted in, among other things, an extension of the maturity dates of such preferred stock and notes held by the CSFB entities from March 24, 2004 and April 17, 2004, respectively, to March 24, 2010. The restructuring was effected pursuant to an Exchange Agreement dated as of December 31, 2003 between the Company, SSH, and Management LLC (the "Exchange Agreement").

        Prior to the restructuring, SSH held 36,567 shares plus accrued dividends equal to 937 shares of 10.25% Series A Convertible Preferred Stock ("Series A Preferred") of the Company with a stated value of approximately $37.5 million. Pursuant to the Exchange Agreement, SSH received 37,504 shares of 5.5% Series B convertible participating preferred stock ("Series B Preferred") of the Company in exchange for the shares of the Series A Preferred and accrued dividends held by SSH. The conversion price of the Series B Preferred was $.85246 per share (or 1,173.1 shares of common stock per share of Series B Preferred) versus $4.88 per share for the Series A Preferred (or 204.9 shares of common stock per share of Series A Preferred). The shares of the Series A Preferred were cancelled.

        Prior to the restructuring, Credit Suisse, through SSH, was the Company's largest stockholder, owning approximately 49% of the outstanding shares of common stock of the Company and, on an as converted, fully-diluted basis assuming conversion of the outstanding Series A Preferred, approximately 75.4% of the common stock. As a result of the exchange for Series B Preferred, CSFB LLC, through SSH, owned on an as converted, fully diluted basis, approximately 93% of the common stock with the remaining 7% held by stockholders not affiliated with CSFB LLC.

        On March 15, 2004, USHEALTH's common shareholders approved an amendment to the Company's Certificate of Incorporation to increase the authorized number of shares of common stock to 75 million shares from 30 million shares. The approval of this amendment resulted in the automatic conversion of all 37,504 outstanding shares of the Series B Preferred into 43,995,026 shares of common stock. All outstanding shares of the Series B Preferred were held by SSH, the Company's largest shareholder. The conversion of the Series B Preferred increased the ownership percentage of SSH in the Company's common stock to approximately 93% from 49%.

        Following the conversion of the Series B Preferred Stock, SSH obtained sufficient voting power to be able to approve a short-form merger with the Company without a vote of the Board of Directors or the Public Stockholders. However, the CSFB entities agreed in the Exchange Agreement that the Company would not consummate such a transaction at a cash price per share that did not reflect fair value under applicable Delaware law as reasonably determined by the controlling stockholder; provided that, prior to January 1, 2005, such price could not be less that $.40 per share. The SSH Board of Directors determined that at a floor price of $.40 per share, it would not be necessary to form a special committee to analyze the fairness of the floor price. The Public Stockholders would have appraisal rights under Delaware law in connection with such short-form merger.

        The restructuring of the notes payable to Management LLC in the amount of $15.3 million as of December 31, 2003 (including accrued interest) was effected under the Exchange Agreement by an amendment to the Credit Agreement dated as of April 17, 2001 between the Company and Management LLC (the "Credit Agreement"). In addition to the extension of the maturity date to March 24, 2010, the interest rate of the note payable was reduced from 12% to 6% per annum. A $1.5 million facility fee, of which $1.35 million was accrued as of December 30, 2003, payable upon maturity of the note payable, was waived. On December 31, 2003, the balance of the accrued facility fee was credited directly to capital in excess of par value. In the event that the Company failed to receive the approval of its stockholders in favor of the amendment to the certificate of incorporation described above by June 30, 2004, other than if such failure was the direct or indirect result of any action taken or failed to be taken by the CSFB entities, such failure would have constituted an event of default under the notes payable which, among other things, would have resulted in the holder of the Series B Preferred having the right to vote on all matters, other than the election of directors, thereafter brought to the stockholders of the Company.

        Management LLC has also agreed that the notes payable under the Credit Agreement will be subordinate to up to $10 million in borrowings under the credit agreement, dated as of December 31, 2003, among Ascent Funding, Inc., the Company, NationalCare® Marketing, Inc. and the Frost National Bank including exhibits to such agreement (the "Frost Credit Agreement"). The Company, certain of its subsidiaries, Management LLC and the lender under the Frost Credit Agreement have entered into an Intercreditor and Subordination Agreement dated as of December 31, 2003 to give effect to this subordination agreement. Management LLC has entered into a Consent Related to Intercreditor and Subordination Agreement, dated as of December 29, 2004, among The Frost National Bank, Management LLC, the Company and its subsidiaries a party thereto and SSH (the "Intercreditor Consent"), whereby Management LLC has consented to an amendment to the Frost Credit Agreement, which provides for the extension of the maturity date from January 15, 2005 to January 15, 2007.

        The restructuring transaction contemplated by the Exchange Agreement was negotiated and approved by a Special Committee of the Board of Directors consisting exclusively of directors independent of CSFB entities and their management. The Special Committee received an opinion from Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") that the restructuring transaction was fair, from a financial point of view, to the Company and the Public Stockholders.

        References to and descriptions of the Credit Agreement, the Frost Credit Agreement, the Intercreditor Consent and the Exchange Agreement as set forth herein are qualified in their entirety by reference to the copies of the Credit Agreement, the Frost Credit Agreement, the Intercreditor Consent and the Exchange Agreement. A copy of the Credit Agreement was filed as Exhibit 10.1 to the Company's Form 8-K filed on April 25, 2001 and is incorporated herein by reference. A copy of the Frost Credit Agreement was filed as Exhibit 10.49 to the Company's Form 10-K filed on February 27, 2004 and is incorporated herein by reference. A copy of the Intercreditor Consent was filed as Exhibit 9 to Credit Suisse First Boston's Schedule 13D/A filed on January 13, 2004 and is incorporated herein by reference. A copy of the Exchange Agreement was filed as Exhibit 10.1 to the Company's Form 8-K filed on January 6, 2004 and is incorporated herein by reference.

        (b)   SIGNIFICANT CORPORATE EVENTS. Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on the Schedule I hereto and (ii) the Company or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company's securities, election of the Company's directors or sale or other transfer of a material amount of assets of the Company.

        (c)   NEGOTIATIONS OR CONTACTS. Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.

        (d)   CONFLICTS OF INTEREST. Not applicable.

        (e)   AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The following are all the agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of the Company.

  Exchange Agreement

        The Exchange Agreement provides that, during the period that the Company is required to have two independent directors, independent director approval will be required for transactions between the Reporting Person or its affiliates and the Company, except for (i) a short-form merger pursuant to Section 253 of the DGCL that has an effective date on or after January 1, 2005 and that provides for merger consideration to the Public Stockholders which is all cash and which has been reasonably determined by the relevant parent stockholder to constitute fair value (after subtracting debt and other liabilities of the Company and its subsidiaries) within the meaning of Section 262 of the DGCL, and (ii) until January 1, 2005, certain business combination transactions in which the Public Stockholders receive all cash in exchange for their Shares.

  Employment Agreement

        Pursuant to the terms of the Employment Agreement, Mr. Cutler will receive an option to purchase 10% or 5,025,619 shares of USHEALTH's common stock. The option may be exercised at an exercise price to be determined by the Board of Directors of the Company in good faith based on generally accepted industry valuation methodologies and were deemed outstanding at December 31, 2004 with an average remaining contractual life of approximately five years. In addition, under the Employment Agreement, an additional equity pool of 20% of the fully-diluted shares of the Company is to be reserved for options and/or other equity awards to be granted to other employees as recommended by management and approved by the Board of Directors (or a designated committee thereof). In the event that such additional pool is not entirely allocated to grants made to other employees, Mr. Cutler shall be eligible to receive additional options and/or other equity awards with respect to such unallocated shares available in such pool, up to a maximum level of 15% (including the shares subject to the initial option granted to Mr. Cutler) of the fully-diluted shares of common stock of the Company. If such additional pool is allocated to grants made to other employees, then Mr. Cutler will not receive any options or other equity awards in addition to the initial option granted to him. Under the Employment Agreement, Mr. Cutler is also entitled to receive a participation interest in a liquidity performance pool based on USHEALTH's future value in a sale or similar transaction. Mr. Cutler may exercise his options to purchase up to 15% of the Company's common stock after consummation of the Merger. The Filing Persons anticipate that the exercise price of any options and/or other equity awards issued pursuant to the various options and/or other equity award plans for the benefit of Mr. Cutler and other employees of the Company will be set at fair market value at the date of the grant. Such fair market value will be based upon a valuation methodology similar to that used to determine the Merger Price.

  Contribution Agreement

        Pursuant to the Contribution Agreement, dated as of April 15, 2005 (the "Contribution Agreement") between SSH and CAA Acquisition, SSH intends to contribute the Shares it owns to CAA Acquisition in exchange for common stock of CAA Acquisition. On the Effective Date, CAA Acquisition intends to acquire through the Merger the Shares that CAA Acquisition does not then own.

        References to and descriptions of the Exchange Agreement, the Employment Agreement and the Contribution Agreement and are as set forth herein are qualified in their entirety by reference to the copies of the Exchange Agreement, the Employment Agreement and the Contribution Agreement. A copy of the Exchange Agreement is filed as Exhibit (d)(1) hereto. A copy of the Employment Agreement is filed as Exhibit (d)(2) hereto. A copy of the Contribution Agreement is filed as Exhibit (d)(3) hereto.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a)   Not Applicable.

        (b)   USE OF SECURITIES ACQUIRED. The Shares acquired in the Merger from the Public Stockholders will be cancelled.

        (c)   PLANS. It is currently expected that, following the consummation of the Merger, the business and operations of the Company will, except as set forth in this Schedule 13E-3, be conducted by the Company substantially as they are currently being conducted. SSH intends to continue to evaluate the business and operations of the Company with a view to maximizing the Company's potential, and it will take such actions as it deems appropriate under the circumstances and market conditions then existing. SSH intends to cause the Company to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of the Company's duty to file reports pursuant to the Exchange Act. For additional information see Item 4, "Terms of the Transaction" and "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Effects."

        The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for sales of any of the Company's businesses. Additionally, SSH does not currently contemplate any material change in the composition of the Company's current management, except that SSH intends to appoint a new Board of Directors for the Company, a majority of the members of which will be representatives of the Filing Persons (other than Mr. Cutler who is already Chairman of the Board).

        Except as otherwise described in this Schedule 13E-3, the Company has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

  •
  any extraordinary corporate transaction involving the Company after the completion of the Merger;

  •
  any sale or transfer of a material amount of assets currently held by the Company after the completion of the Merger;

  •
  any change in the Board of Directors or management of the Company;

  •
  any material change in the Company's dividend rate or policy, or indebtedness or capitalization; or

  •
  any other material change in the Company's corporate structure or business.

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

        See "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger."

ITEM 8.    FAIRNESS OF THE TRANSACTION

        See "Special Factors—Fairness of the Merger."

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

        See "Special Factors—Reports, Opinions, Appraisals and Negotiations."

ITEM 10.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a)   SOURCE OF FUNDS. The total amount of funds required by CAA Acquisition to pay the Merger Price to all Public Stockholders, and to pay related fees and expenses, is estimated to be approximately $1,341,789. CAA Acquisition will obtain $328,931 of the necessary funds from SSH in the form of an unsecured loan that will bear interest at a rate of 6.0% per year and will become due and payable on the one-year anniversary of the Merger. SSH will contribute the rest of the necessary funds to CAA Acquisition in the form of a capital contribution Because SSH has committed to provide the necessary financing for the Merger, CAA Acquisition has no alternative financing arrangements. No plans or arrangements have been made by CAA Acquisition or SSH with respect to the repayment or the refinancing of this loan. SSH has committed to provide any financing required by CAA Acquisition to consummate the proposed merger. There are no conditions to the financing of the Merger.

        (b)   CONDITIONS. There are no conditions to the Merger or the financing of the Merger.

        (c)   EXPENSES. The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

        None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by SSH for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

        The following is an estimate of fees and expenses to be incurred by SSH in connection with the Merger:

Legal fees and expenses	$200,000
Filing	220
Paying Agent (including mailing)	20,000
Miscellaneous fees and expenses	20,000

Total	240,220

        (d)   BORROWED FUNDS. Not applicable.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a)   SECURITIES OWNERSHIP. On the Effective Date, immediately prior to the Merger, CAA Acquisition is expected to be the owner of 47,210,376 Shares, representing 93% of the outstanding Shares. Because SSH owns 100% of the equity interest in CAA Acquisition, SSH may also be deemed to be the beneficial owners of these Shares. Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.

        (b)   SECURITIES TRANSACTIONS. SSH will contribute 47,210,376 Shares to CAA Acquisition on the Effective Date immediately prior to the Merger.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION

        Not applicable.

ITEM 13.    FINANCIAL STATEMENTS

        (a)   FINANCIAL INFORMATION. The audited consolidated financial statements of the Company as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 are incorporated herein by reference to the Consolidated Financial Statements and Supplementary Data of the Company included as Item 8 to the Company's Annual Report on Form 10-K for its year ended December 31, 2004 (the "Form 10-K"). The unaudited consolidated financial statements of the Company for the six month period ended June 30, 2005 are incorporated herein by reference to item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (the "Form 10-Q"). The Form 10-K and the Form 10-Q are referred to as the Company Reports.

        The Company Reports are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

        (b)   PRO FORMA INFORMATION. Not applicable.

        (c)   SUMMARY INFORMATION. Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of the Company contained in the Form 10-K and the unaudited financial statements of the Company contained in the Form 10-Q. More comprehensive financial information is included in the Company Reports and in other documents filed by the Company with the Commission, and the following financial information is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

        USHEALTH's ratio of earnings to fixed charges was 64.3% and 67.9% for the years ended December 31, 2004 and 2003, respectively, and -140.4% for the twelve months ended June 30, 2005. USHEALTH's book value per share as of December 31, 2004 was $0.69 and was $0.66 as of June 30, 2005.

        The selected financial information presented below as of and for the years ended December 31, 2002, 2003 and 2004 has been derived from the Company's Consolidated Financial Statements, which have been audited by Ernst & Young LLP. The selected financial information as of and for the three months ended March 31, 2005 has not been audited. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,
				Six Months Ended June 30, 2005
	2004	2003	2002
				(unaudited)
Statement of Operations Data:
Premiums	$92,239	$101,574	$111,048	41,794
Total revenues	103,253	117,375	127,919	46,823
(Loss) income from continuing operations before income taxes	(125)	(282)	494	(1,069)
(Loss) income from continuing operations	(156)	(282)	494	(1,069)
Loss from discontinued operations(1)	(2,127)	(1,066)	(1,425)	—
Net Loss	(2,283)	(1,348)	(931)	(1,069)
Preferred stock dividends	430	1,759	3,263	—
Loss applicable to common stockholders	(2,713)	(3,107)	(4,194)	(1,069)
Loss Per Share:
Basic and diluted loss from continuing operations per share	$(0.02)	$(0.31)	$(0.43)	$(.02)
Basic and diluted loss per share	$(0.07)	$(0.48)	$(0.64)	$(.02)
Weighted Average Shares Outstanding:
Basic and diluted	41,662	6,531	6,505	50,713
	As of December 31,
				As of June 30, 2005
	2004	2003	2002
				(unaudited)
Balance Sheet Data:
Cash and invested assets	$105,861	$105,239	$112,174	$108,590
Total assets	140,108	143,929	155,440	139,444
Policy liabilities	78,112	81,068	91,559	78,422
Notes payable	16,478	15,770	18,189	16,774
Total liabilities	105,368	106,598	119,283	105,890
Redeemable convertible preferred stock(2)	—	—	33,896	—
Stockholders' equity(2)	34,740	37,331	2,261	33,554

(1)
In October 2004, the Company sold its printing subsidiary, Westbridge Printing Services, Inc. ("WPS"). The operating results of WPS are presented as (loss) income from discontinued operations.

(2)
On December 31, 2003, 36,567 shares plus accrued dividends equal to 937 shares of 10.25% Series A Convertible Preferred Stock were exchanged for 37,504 shares of 5.5% Series B Convertible Preferred Stock. Stockholders' equity at December 31, 2003 includes $37.5 million of 5.5% Series B Convertible Preferred Stock.

        RECENT FINANCIAL PERFORMANCE. The Company's unaudited, consolidated financial statements for the six months ended June 30, 2005 indicated that the Company had revenues of $46.8 million, loss from continuing operations of ($1.1) million and net loss of ($1.1) million, compared to revenues of $52.4 million, income from continuing operations of $1.5 million and net income of $1.1 million for the six months ended June 30, 2004. The Company's total stockholders' equity was

$33.6 million as of June 30, 2005, compared to total stockholders' equity of $36 million as of June 30, 2004.

ITEM 14.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        (a)   SOLICITATIONS OR RECOMMENDATIONS. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

        (b)   EMPLOYEES AND CORPORATE ASSETS. Certain employees of the Company will participate in various mailings in connection with the Merger.

ITEM 15.    ADDITIONAL INFORMATION

        None.

ITEM 16.    EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)	Letter from SSH to Company shareholders
(b)	None
(c)	None
(d)(1)	Contribution Agreement*
(d)(2)	Exchange Agreement**
(d)(3)	Employment Agreement***
(f)	Delaware General Corporation Law Section 262*
(g)	None

*
Previously filed.

**
Incorporated herein by reference to Exhibit 10.1 to USHEALTH's 8-K filed on January 6, 2004.

***
Incorporated herein by reference to Exhibit 10.42 to USHEALTH's 10-Q for the quarter ended September 30, 2004.

SIGNATURES

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 20, 2005

SPECIAL SITUATIONS HOLDINGS, INC.—WESTBRIDGE
By:	/s/ Gregory M. Grimaldi
Name: Gregory M. Grimaldi
Title: Vice President
CAA ACQUISITION CORP.
By:	/s/ Gregory M. Grimaldi
Name: Gregory M. Grimaldi
Title: Vice President and Treasurer
CREDIT SUISSE FIRST BOSTON MANAGEMENT LLC
By:	/s/ Alan H. Freudenstein
Name: Alan H. Freudenstein
Title: President
CREDIT SUISSE
By:	/s/ Richard E. Thornburgh
Name: Richard E. Thornburgh
Title: Executive Vice Chairman of Credit
Suisse First Boston Division
By:	/s/ D. Wilson Ervin
Name: D. Wilson Ervin
Title: Chief Risk Officer
/s/ Benjamin M. Cutler
Benjamin M. Cutler

SCHEDULE I

MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
OF THE FILING PERSONS

        The name, business address, position with entity, present principal occupation or employment and five-year employment history of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the company of which the person is an officer or director.

SPECIAL SITUATIONS HOLDINGS, INC.—WESTBRIDGE

        DIRECTORS AND EXECUTIVE OFFICERS.

NAME AND ADDRESS	POSITION WITH SPECIAL SITUATIONS HOLDINGS, INC. —WESTBRIDGE	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Alan H. Freudenstein 11 Madison Avenue New York, New York 10010 USA	President and Member of the Board of Directors	Mr. Freudenstein is the President and a member of the Board of Directors of Special Situations Holdings, Inc.—Westbridge, serving in each position since November 2002. Mr. Freudenstein is the President and Secretary of CAA Acquisition Corp., serving in each position since March 2005. Mr. Freudenstein is the President of Credit Suisse First Boston Management LLC, serving since March 2003. In addition, Mr. Freudenstein is a Managing Director in the Legacy Division of the Credit Suisse First Boston Division of Credit Suisse. He joined the former Credit Suisse First Boston Bank in May 2000. Prior to that, he was a Managing Director of Bankers Trust Company.
Gregory M. Grimaldi 11 Madison Avenue New York, New York 10010 USA	Vice President and Member of the Board of Directors
Mr. Grimaldi is the Vice President and a member of the Board of Directors of Special Situations Holdings, Inc.—Westbridge, serving since February 2005 and March 2005, respectively. Mr. Grimaldi is the Vice President and Treasurer of CAA Acquisition Corp., serving in each position since March 2005. Mr. Grimaldi is a Vice President in the Equities Division of the Credit Suisse First Boston Division of Credit Suisse. He joined the former Credit Suisse First Boston Bank in June 2000. Prior to that, he was an Associate at Insight Capital Partners.
Peter J. Feeney 11 Madison Avenue New York, New York 10010 USA	Treasurer
Mr. Feeney is Treasurer of Special Situations Holdings, Inc. —Westbridge, serving since July 2005. Mr. Feeney is also Treasurer of Credit Suisse First Boston (USA), Inc., serving since May 2005. Mr. Feeney is a Managing Director in the Corporate Treasury Group of the Credit Suisse First Boston Division of Credit Suisse, serving since December 2004. Prior to that, he was a Director in the Corporate Treasury Group of the former Credit Suisse First Boston Bank serving since August 1999.

        STOCK OWNERSHIP.

        SSH beneficially owns 93% of the outstanding Shares.

        To the knowledge of the Filing Persons, none of the persons for whom information is provided in this Schedule I was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

CAA ACQUISITION CORP.

        DIRECTORS AND EXECUTIVE OFFICERS.

NAME AND ADDRESS	POSITION WITH CAA ACQUISITION CORP.	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Alan H. Freudenstein 11 Madison Avenue New York, New York 10010 USA	President and Secretary	Mr. Freudenstein is the President and Secretary of CAA Acquisition Corp., serving in each position since March 2005. Mr. Freudenstein is the President and a member of the Board of Directors of Special Situations Holdings, Inc.—Westbridge, serving in each position since November 2002. Mr. Freudenstein is the President of Credit Suisse First Boston Management LLC, serving since March 2003. In addition, Mr. Freudenstein is a Managing Director in the Legacy Division of the Credit Suisse First Boston Division of Credit Suisse. He joined the former Credit Suisse First Boston Bank in May 2000. Prior to that, he was a Managing Director of Bankers Trust Company.
Gregory M. Grimaldi 11 Madison Avenue New York, New York 10010 USA	Vice President and Treasurer
Mr. Grimaldi is the Vice President and Treasurer of CAA Acquisition Corp., serving in each position since March 2005. Mr. Grimaldi is the Vice President and a member of the Board of Directors of Special Situations Holdings, Inc.—Westbridge, serving since February 2005 and March 2005, respectively. Mr. Grimaldi is a Vice President in the Equities Division of the Credit Suisse First Boston Division of Credit Suisse. He joined the former Credit Suisse First Boston Bank in June 2000. Prior to that, he was an Associate at Insight Capital Partners.

        STOCK OWNERSHIP.

        To the knowledge of the Filing Persons, neither CAA Acquisition nor any director or executive officer of CAA Acquisition beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by SSH.

        Unless otherwise stated in this Schedule I, each person for whom information is provided in this Schedule I is a U.S. citizen.

CREDIT SUISSE FIRST BOSTON MANAGEMENT LLC

        DIRECTORS AND EXECUTIVE OFFICERS.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE FIRST BOSTON MANAGEMENT LLC	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Alan H. Freudenstein 11 Madison Avenue New York, New York 10010 USA	President	Mr. Freudenstein is the President of Credit Suisse First Boston Management LLC, serving since March 2003. Mr. Freudenstein is the President and a member of the Board of Directors of Special Situations Holdings, Inc.—Westbridge, serving in each position since November 2002. Mr. Freudenstein is the President and Secretary of CAA Acquisition Corp., serving in each position since March 2005. In addition, Mr. Freudenstein is a Managing Director in the Legacy Division of the Credit Suisse First Boston Division of Credit Suisse. He joined the former Credit Suisse First Boston Bank in May 2000. Prior to that, he was a Managing Director of Bankers Trust Company.
John J. Giannotto 11 Madison Avenue New York, New York 10010 USA	Member of the Board of Managers
Mr. Giannotto is a member of the Board of Managers of Credit Suisse First Boston Management LLC, serving since March 2005. Mr. Giannotto is a Managing Director in the Fixed Income Division of the Credit Suisse First Boston Division of Credit Suisse. He is also a Regional Chief Operating Officer for U.S. Coverage and Global Chief Operating Officer of Research for the Fixed Income Group of the Credit Suisse First Boston Division of Credit Suisse, serving in each position since 2000.
Carlos Onis 11 Madison Avenue New York, New York 10010 USA	Member of the Board of Managers and Vice President
Mr. Onis is a member of the Board of Managers and Vice President of Credit Suisse First Boston Management LLC, serving since March 2003 and December 2003, respectively. Mr. Onis is a Managing Director and the Global Head of Fixed Income Infrastructure of the Credit Suisse First Boston Division of Credit Suisse. Prior to that, he was Chief Operating Officer of the Fixed Income Division of the former Credit Suisse First Boston Bank from 1999 to 2004.
David W. Chitty 11 Madison Avenue New York, New York 10010 USA	Member of the Board of Managers
Mr. Chitty is a member of the Board of Managers of Credit Suisse First Boston Management LLC, serving since August 2005. Mr. Chitty is a Director in the Regional Management & Oversight department of the Credit Suisse First Boston Division of Credit Suisse, serving since January 1998.
Paul J. O'Keefe 11 Madison Avenue New York, New York 10010 USA	Controller
Mr. O'Keefe is Controller of Credit Suisse First Boston Management LLC, serving since June 2004. Mr. O'Keefe is also Chief Financial Officer of C redit Suisse First Boston LLC, serving since July 2004. In addition, Mr. O'Keefe is Americas Regional Controller for the Credit Suisse First Boston Division of Credit Suisse, serving since September 2003. Mr. O'Keefe joined the former Credit Suisse First Boston Bank in November 2000 upon the acquisition of Donald, Lufkin & Jenrette, Inc. (DLJ). Prior to that, he was with DLJ from 1998 to 2000.

        STOCK OWNERSHIP.

        To the knowledge of the Filing Persons, neither Management LLC nor any director or executive officer of Management LLC beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by SSH.

        Unless otherwise stated in this Schedule I, each person for whom information is provided in this Schedule I is a U.S. citizen.

CREDIT SUISSE (FORMERLY KNOWN AS CREDIT SUISSE FIRST BOSTON)

        DIRECTORS AND EXECUTIVE OFFICERS.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Walter B. Kielholz Paradeplatz 8 P.O. Box 1 8070 Zurich, Switzerland	Chairman of the Board of Directors	Mr. Kielholz is Chairman of the Board of Directors of Credit Suisse and Chairman of the Board of Directors of Credit Suisse Group, serving in each position since January 2003. Mr. Kielholz is also Vice-Chairman of Swiss Re, Zurich, serving since January 2003. He was the Chief Executive Officer of Swiss Re, Zurich, from 1997 to 2002.
Mr. Kielholz is a citizen of Switzerland.
Hans-Ulrich Doerig Paradeplatz 8 P.O. Box 1 8070 Zurich, Switzerland	Vice-Chairman of the Board of Directors
Mr. Doerig is Vice-Chairman of the Board of Directors of Credit Suisse and Vice-Chairman of the Board of Directors of Credit Suisse Group, serving in each position since 2003. Mr. Doerig was Chief Risk Officer of Credit Suisse Group from 1998 to 2002.
Mr. Doerig is a citizen of Switzerland.
Thomas W. Bechtler Seestrasse 21 8700 Küsnacht, Switzerland	Member of the Board of Directors Suiss
Mr. Bechtler is a member of the Board of Directors of Credit Suisse, serving since 1996, and a member of the Board of Directors of Credit e Group, serving since 1994. In addition, Mr. Bechtler is the Chairman of Zellweger Luwa AG, Uster, serving since 1994, and the Chairman of Schiesser Group AG Küsnacht, serving since 1992. He is also the Vice-Chairman and the delegate of the Boards of Directors of Hesta AG, Zug, and Hesta Tex AG, Zug. In addition, he is a member of the Boards of Directors of Bucher Industries, Niederwenigen and Conzzetta Holding AG, serving in the latter two companies since 1987, and the Swiss Reinsurance Company, serving since 1993. He is the Vice-Chairman of the Board of Directors of Sika AG, serving since 1989.
Mr. Bechtler is a citizen of Switzerland.
Robert H. Benmosche One Madison Avenue New York, New York 10010 USA	Member of the Board of Directors
Mr. Benmosche is a member of the Board of Directors of Credit Suisse and a member of the Board of Directors of Credit Suisse Group, serving since 2002. Mr. Benmosche is Chairman of the Board and Chief Executive Officer of MetLife, Inc., New York, and of Metropolitan Life Insurance Company, New York, serving since 2000 and 1998, respectively.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Peter Brabeck-Letmathe Avenue Nestlé 55 1800 Vevey, Switzerland	Member of the Board of Directors	Mr. Brabeck-Letmathe is a member of the Board of Directors of Credit Suisse, serving since 1999, and a member of the Board of Directors of Credit Suisse Group, serving since 1997. From 2000 to 2005 he was the Vice-Chairman of the Board of Directors of Credit Suisse and Credit Suisse Group. Mr. Brabeck-Letmathe is the Chief Executive Officer of Nestlé, Vevey, serving since 1997. He is also the Chairman of the Board of Nestlé's Board of Directors, serving since 2005, and, prior to that, has been a member of the Board of Directors since 1997. Mr. Brabeck-Letmathe is also a member of the Boards of Directors of L'Oréal SA, Paris, and of Roche Holding SA, Basel, serving since 1997 and 2000, respectively.
Mr. Brabeck-Letmathe is a citizen of Austria.
Noreen Doyle One Exchange Square London EC2A 2JN UK	Member of the Board of Directors
Ms. Doyle is a member of the Board of Directors of Credit Suisse and a member of the Board of Directors of Credit Suisse Group, serving since 2004. Ms. Doyle is First Vice President and Head of Banking of the European Bank for Reconstruction and Development (EBRD), serving since 2001. Prior to that, Ms. Doyle had been Deputy Vice President, Risk Management of the EBRD since 1997.
Ms. Doyle is a citizen of the United States and Ireland.
Jean Lanier 5, Square Lamartine 75016 Paris, France	Member of the Board of Directors
Mr. Lanier is a member of the Board of Directors of Credit Suisse and a member of the Board of Directors of Credit Suisse Group, serving since 2005. Mr. Lanier was the Chairman of the Managing Board and Group Chief Executive Officer of Euler Hermes, Paris, and was also the Chairman of the Supervisory Board of Euler Hermes SFAC, Euler Hermes ACI Inc. and of Eurofactor from 1998 to 2004.
Mr. Lanier is a citizen of France.
Aziz R. D. Syriani 111 Poseidonos Avenue P.O. Box 70228 Glyfada, Athens 16610, Greece	Member of the Board of Directors
Mr. Syriani is a member of the Board of Directors of Credit Suisse, serving since 2001, and a member of the Board of Directors of Credit Suisse Group, serving since 1998. Mr. Syriani is President and Chief Executive Officer of the Olayan Group, Athens, serving since 1978 and 2002, respectively. Mr. Syriani is also a member of the Board of Directors of Occidental Petroleum Corporation, Los Angeles, serving since 1983.
Mr. Syriani is a citizen of Canada.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
David W. Syz Dufourstrasse 21 8702 Zollikon, Switzerland	Member of the Board of Directors	Mr. Syz is a member of the Board of Directors of Credit Suisse and a member of the Board of Directors of Credit Suisse Group, serving since 2004. Mr. Syz is Chairman of the Board of Directors of Huber & Suhner AG, Pfäffikon, serving since 2005, and, prior to that, had been a member of the Board of Directors since 2004. Prior to that, Mr. Syz was State Secretary (State Secretariat for Economic Affairs) in Switzerland from 1999 to 2004.
Mr. Syz is a citizen of Switzerland.
Ernst Tanner Chocoladenfabriken Lindt & Sprüngli AG Seestrasse 204 8802 Kilchberg, Switzerland	Member of the Board of Directors
Mr. Tanner is a member of the Board of Directors of Credit Suisse and a member of the Board of Directors of Credit Suisse Group, serving since 2002. Mr. Tanner is Chairman of the Board and Chief Executive Officer of Lindt & Sprüngli AG, Kilchberg, serving since 1994 and 1993, respectively. Mr. Tanner is also a member of the Board of Directors of The Swatch Group, Biel, serving since 1995.
Mr. Tanner is a citizen of Switzerland.
Anton van Rossum 10, Avenue de la Petite Epinette 1180 Brussels, Belgium	Member of the Board of Directors
Mr. van Rossum is a member of the Board of Directors of Credit Suisse and a member of the Board of Directors of Credit Suisse Group, serving since April 2005. Prior to that, he was Chief Executive Officer of Fortis, Brussels, from 2000 to 2004. Mr. van Rossum is also a member of the Board of Directors of VNU, Haarlem, the Netherlands and New York, serving since 2005.
Mr. van Rossum is a citizen of the Netherlands.
Peter F. Weibel Paradeplatz 8 P.O. Box 1 8070 Zurich, Switzerland	Member of the Board of Directors
Mr. Weibel is a member of the Board of Directors of Credit Suisse, serving since 2003, and a member of the Board of Directors of Credit Suisse Group, serving since 2004. Prior to his retirement in 2003, Mr. Weibel had been Chief Executive Officer of PricewaterhouseCoopers AG, Zurich, and one of its predecessor companies, Revisuisse, Zurich, since 1998 and 1988, respectively.
Mr. Weibel is a citizen of Switzerland.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Oswald J. Grübel Paradeplatz 8 P.O. Box 1 8070 Zurich, Switzerland	Chief Executive Officer and Member of Credit Suisse a me Executive Board	Mr. Grübel is Chief Executive Officer of Credit Suisse and a member of the Credit Suisse Executive Board, serving in each position since May 2005. Mr. Grübel is also the Chief Executive Officer of Credit Suisse Group and a member of the Credit Suisse Group Executive Board Committee, serving in each position since July 2004. He was Co-Chief Executive Officer of Credit Suisse Group from January 2003 until July 2004, as well as Chief Executive Officer of Credit Suisse Financial Services from July 2002 to July 2004. Prior to that, he was Chief Executive Officer of Credit Suisse Private Banking, Zurich, from 1998 to 2001.
Mr. Grübel is a citizen of Germany.
Walter Berchtold Paradeplatz 8 P.O. Box 2 8070 Zurich, Switzerland	Chief Executive Officer of Credit Suisse Division and Member of Credit Suisse Executive Board
Mr. Berchtold is Chief Executive Officer of the Credit Suisse Division of Credit Suisse, serving since May 2005, and, prior to the merger, was Chief Executive Officer of the former Credit Suisse Bank from July 2004. Mr. Berchtold is a member of the Credit Suisse Executive Board, serving since May 2005, and a member of the Credit Suisse Group Executive Board Committee, serving since July 2004. Prior to that, he was Chief Executive Officer of Banking at Credit Suisse Financial Services, Zurich, from April 2004 to July 2004, Head of Trading & Sales of Credit Suisse Financial Services from 2003 to July 2004 and Country Manager (Switzerland) of the former Credit Suisse First Boston Bank from 2000 to 2003.
Mr. Berchtold is a citizen of Switzerland.
Brady W. Dougan 11 Madison Avenue New York, New York 10010 USA	Chief Executive Officer of Credit Suisse First Boston Division and Member of Credit Suisse Executive Board
Mr. Dougan is Chief Executive Officer of the Credit Suisse First Boston Division of Credit Suisse, serving since May 2005, and, prior to the merger, was Chief Executive Officer of the former Credit Suisse First Boston Bank from July 2004. Mr. Dougan is a member of the Credit Suisse Executive Board, serving since May 2005, and the Credit Suisse Group Executive Board Committee, serving since July 2004. Mr. Dougan is President, Chief Executive Officer and a member of the Board of Managers of Credit Suisse First Boston LLC, serving in each position since April 2005. In addition, Mr. Dougan is President, Chief Executive Officer and a member of the Board of Directors of Credit Suisse First Boston (USA), Inc., serving since April 2005. Prior to that, he was Co-President of Institutional Securities from 2002 to 2004, Global Head of the Securities Division from 2001 to 2002 and Head of the Equities Division from 1996 to 2001, each in the former Credit Suisse First Boston Bank.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
D. Wilson Ervin 11 Madison Avenue New York, New York 10010 USA	Chief Risk Officer and Member of Credit Suisse Executive Board	Mr. Ervin is Chief Risk Officer of Credit Suisse and a member of the Credit Suisse Executive Board, serving in each position since 2005. Prior to that, Mr. Ervin was a Managing Director in the Credit Suisse First Boston Bank from 1998 to 2005 and Head of Strategic Risk Management. Previously he had been with Credit Suisse Financial Products 1990 to 1998.
Renato Fassbind Paradeplatz 8 P.O. Box 1 8070 Zurich, Switzerland	Chief Financial Officer and Member of Credit Suisse Executive Board
Mr. Fassbind is Chief Financial Officer of Credit Suisse and a member of the Credit Suisse Executive Board, serving in each position since May 2005. Mr. Fassbind is a member of the Credit Suisse Group Executive Board Committee, serving since July 2004. He is also Chief Financial Officer of Credit Suisse Group, serving since August 2004. Prior to joining Credit Suisse in 2004, Mr. Fassbind was Chief Executive Officer of Diethelm Keller Group, Zurich, from 2002 to 2004. Prior to that he was Chief Financial Officer of ABB AG, Zurich, from 1997 to 2002.
Mr. Fassbind is a citizen of Switzerland.
Urs Rohner Paradeplatz 8 P.O. Box 1 8070 Zurich, Switzerland	Member of the Credit Suisse Executive Board and Designated Chief Operating Officer and General Counsel
Mr. Rohner is a member of the Executive Board of Credit Suisse, serving since May 2005, and is also the designated Chief Operating Officer and General Counsel of Credit Suisse effective January 2006. Mr. Rohner is a member of the Credit Suisse Group Executive Board Committee, serving since July 2004. He is Head of Corporate Center and Group General Counsel of Credit Suisse Group, serving since June 2004. Prior to joining Credit Suisse in June 2004, Mr. Rohner was Chief Executive Officer of ProSiebenSat.1 Media AG, Unterföhring, from September 2000 to 2004 and Chief Executive Officer of ProSiebenMedia AG, Unterföhring, from January 2000 until September 2000.
Mr. Rohner is a citizen of Switzerland.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Richard E. Thornburgh 11 Madison Avenue New York, New York 10010 USA	Executive Vice-Chairman of Credit Suisse First Boston Division and Member of the Credit Suisse Executive Board	Mr. Thornburgh is Executive Vice-Chairman of the Credit Suisse First Boston Division of Credit Suisse, serving since May 2005, and, prior to the merger, was the Executive Vice-Chairman of the former Credit Suisse First Boston Bank from July 2004. Mr. Thornburgh is also a member of the Credit Suisse Executive Board, serving since May 2005. Mr. Thornburgh was the Chief Risk Officer of Credit Suisse Group from 2003 to July 2004. He was Vice-Chairman of the Executive Board of the former Credit Suisse First Boston Bank from 1999 to 2002.

        STOCK OWNERSHIP.

        To the knowledge of the Filing Persons, neither Credit Suisse nor any director or executive officer of Credit Suisse beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by SSH.

        Unless otherwise stated in this Schedule I, each person for whom information is provided in this Schedule Iis a U.S. citizen.

MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
OF THE CONTROLLING PERSONS

        The name, business address, position with entity, present principal occupation or employment and five-year employment history of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the company of which the person is an officer or director.

Credit Suisse First Boston LLC

        DIRECTORS AND EXECUTIVE OFFICERS.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE FIRST BOSTON LLC	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Brady W. Dougan 11 Madison Avenue New York, New York 10010 USA	President, Chief Executive Officer and Member of the Board of Managers	Mr. Dougan is President, Chief Executive Officer and a member of the Board of Managers of Credit Suisse First Boston LLC, serving in each position since April 2005. Mr. Dougan is also President, Chief Executive Officer and a member of the Board of Directors of Credit Suisse First Boston (USA), Inc., serving since April 2005. Mr. Dougan is Chief Executive Officer of the Credit Suisse First Boston Division of Credit Suisse, serving since May 2005, and, prior to the merger, was Chief Executive Officer of the former Credit Suisse First Boston Bank from July 2004. In addition, Mr. Dougan is a member of the Credit Suisse Executive Board, serving since May 2005, and the Credit Suisse Group Executive Board Committee, serving since July 2004. Prior to that, he was Co-President of Institutional Securities from 2002 to 2004, Global Head of the Securities Division from 2001 to 2002 and Head of the Equities Division from 1996 to 2001, each in the former Credit Suisse First Boston Bank.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE FIRST BOSTON LLC	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
John A. Ehinger 11 Madison Avenue New York, New York 10010 USA	Managing Director and Member of the Board of Managers	Mr. Ehinger is a Managing Director and member of the Board of Managers of Credit Suisse First Boston LLC, serving since April 2004. Mr. Ehinger is the Co-Head of the Equity Division of the Credit Suisse First Boston Division of Credit Suisse, serving since July 2003. Prior to that, Mr. Ehinger was Head of Global Equity Sales at the former Credit Suisse First Boston Bank since May 2000.
James P. Healy 11 Madison Avenue New York, New York 10010 USA	Managing Director and Member of the Board of Managers
Mr. Healy is a Managing Director and member of the Board of Managers of Credit Suisse First Boston LLC, serving since February 2005. Mr. Healy is the Head of Global Fixed Income of the Credit Suisse First Boston Division of Credit Suisse. Prior to that, Mr. Healy was Global Head of Emerging Markets at the former Credit Suisse First Boston Bank from 1998.
Paul J. O'Keefe 11 Madison Avenue New York, New York 10010 USA	Chief Financial Officer
Mr. O'Keefe is Chief Financial Officer of Credit Suisse First Boston LLC, serving since July 2004. Mr. O'Keefe is also Controller of Credit Suisse First Boston Management LLC, serving since June 2004. In addition, Mr. O'Keefe is Americas Regional Controller for the Credit Suisse First Boston Division of Credit Suisse, serving since September 2003. Mr. O'Keefe joined the former Credit Suisse First Boston Bank in November 2000 upon the acquisition of Donald, Lufkin & Jenrette, Inc. (DLJ). Prior to that, he was with DLJ from 1998 to 2000.

        STOCK OWNERSHIP.

        To the knowledge of the Filing Persons, neither Credit Suisse First Boston LLC nor any director or executive officer of Credit Suisse First Boston LLC beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by SSH.

        Unless otherwise stated in this Schedule I, each person for whom information is provided in this Schedule I is a U.S. citizen.

Credit Suisse First Boston (USA), Inc.

        DIRECTORS AND EXECUTIVE OFFICERS.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE FIRST BOSTON (USA), INC.	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Brady W. Dougan 11 Madison Avenue New York, New York 10010 USA	President, Chief Executive Officer and Member of the Board of Directors	Mr. Dougan is President, Chief Executive Officer and a member of the Board of Directors of Credit Suisse First Boston (USA), Inc., serving since April 2005. Mr. Dougan is also President, Chief Executive Officer and a member of the Board of Managers of Credit Suisse First Boston LLC, serving in each position since April 2005. Mr. Dougan is Chief Executive Officer of the Credit Suisse First Boston Division of Credit Suisse, serving since May 2005, and, prior to the merger, was Chief Executive Officer of the former Credit Suisse First Boston Bank from July 2004. In addition, Mr. Dougan is a member of the Credit Suisse Executive Board, serving since May 2005, and the Credit Suisse Group Executive Board Committee, serving since July 2004. Prior to that, he was Co-President of Institutional Securities from 2002 to 2004, Global Head of the Securities Division from 2001 to 2002 and Head of the Equities Division from 1996 to 2001, each in the former Credit Suisse First Boston Bank.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE FIRST BOSTON (USA), INC.	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Neil Moskowitz 11 Madison Avenue New York, New York 10010 USA	Member of the Board of Directors and Managing Director	Mr. Moskowitz is a member of the Board of Directors and a Managing Director of Credit Suisse First Boston (USA), Inc., serving in each position since August 2004. Mr. Moskowitz is Chief Financial Officer of the Credit Suisse First Boston Division of Credit Suisse. Prior to that, Mr. Moskowitz was Chief Operating Officer for the Institutional Securities Division of the former Credit Suisse First Boston Bank, which he joined in 1994 as Head of European Operations.
Lewis H. Wirshba 11 Madison Avenue New York, New York 10010 USA	Member of the Board of Managers
Mr. Wirshba is a member of the Board of Managers of Credit Suisse First Boston (USA), Inc, serving since August 2005. Mr. Wirshba is a Managing Director and the Head of the Financial Performance Management Group of the Credit Suisse First Boston Division of Credit Suisse. Prior to that, he was Managing Director and Corporate Treasurer of the former Credit Suisse First Boston Bank from 1997 to 2005.
Peter J. Feeney 11 Madison Avenue New York, New York 10010 USA	Treasurer
Mr. Feeney is Treasurer of Credit Suisse First Boston (USA), Inc., serving since May 2005. Mr. Feeney is also Treasurer of Special Situations Holdings, Inc.—Westbridge, serving since July 2005. Mr. Feeney is a Managing Director in the Corporate Treasury Group of the Credit Suisse First Boston Division of Credit Suisse, serving since December 2004. Prior to that, he was a Director in the Corporate Treasury Group of the former Credit Suisse First Boston Bank serving since August 1999.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE FIRST BOSTON (USA), INC.	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
David C. Fisher 11 Madison Avenue New York, New York 10010 USA	Chief Financial and Accounting Officer	Mr. Fisher is Chief Financial and Accounting Officer of Credit Suisse First Boston (USA), Inc. and a Managing Director of the Credit Suisse First Boston Division of Credit Suisse, serving in the former position since March 2005. Mr. Fisher was a project manager of the Institutional Securities Infrastructure and Support Group from 2004 to 2005 and, prior to that, was the Global Head of Financial Control, serving from 1999 to the end of 2003, in each case in the former Credit Suisse First Boston Bank.
Neil Radey 11 Madison Avenue New York, New York 10010 USA	General Counsel
Mr. Radey is General Counsel of Credit Suisse First Boston (USA), Inc., serving since August 2005. Mr. Radey is a Managing Director, and General Counsel in the Securities Division, of the Credit Suisse First Boston Division of Credit Suisse. Prior to that, Mr. Radey was Chief Operating Officer of Finance, Administration & Operations (FA&O) in the Finance and Risk Cluster of the former Credit Suisse First Boston Bank in 2002. Prior to that, Mr. Radey was Chief Operating Officer of FA&O in the former Credit Suisse First Boston Bank from 2000 to 2001.

        STOCK OWNERSHIP.

        To the knowledge of the Filing Persons, neither Credit Suisse First Boston (USA), Inc. nor any director or executive officer of Credit Suisse First Boston (USA), Inc. beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by SSH.

CREDIT SUISSE GROUP

        DIRECTORS AND EXECUTIVE OFFICERS.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE GROUP	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Walter B. Kielholz Paradeplatz 8 P.O. Box 1 8070 Zurich, Switzerland	Chairman of the Board of Directors	Mr. Kielholz is Chairman of the Board of Directors of Credit Suisse Group and Chairman of the Board of Directors of Credit Suisse, serving in each position since January 2003. Mr. Kielholz is also Vice-Chairman of Swiss Re, Zurich, serving since January 2003. He was Chief Executive Officer of Swiss Re, Zurich, from 1997 to 2002.
Mr. Kielholz is a citizen of Switzerland.
Hans-Ulrich Doerig Paradeplatz 8 P.O. Box 1 8070 Zurich, Switzerland	Vice-Chairman of the Board of Directors
Mr. Doerig is Vice-Chairman of the Board of Directors of Credit Suisse Group and Vice-Chairman of the Board of Directors of Credit Suisse, serving in each position since 2003. Mr. Doerig was Chief Risk Officer of the Credit Suisse Group from 1998 to 2002.
Mr. Doerig is a citizen of Switzerland.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE GROUP	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Thomas W. Bechtler Seestrasse 21 8700 Küsnacht, Switzerland	Member of the Board of Directors	Mr. Bechtler is a member of the Board of Directors of Credit Suisse Group, serving since 1994, and a member of the Board of Directors of Credit Suisse, serving since 1996. In addition, Mr. Bechtler is the Chairman of Zellweger Luwa AG, Uster, serving since 1994, and the Chairman of Schiesser Group AG Küsnacht, serving since 1992. He is also the Vice-Chairman and the delegate of the Boards of Directors of Hesta AG, Zug, and Hesta Tex AG, Zug. In addition, he is a member of the Boards of Directors of Bucher Industries, Niederwenigen and Conzzetta Holding AG, serving in the latter two companies since 1987, and the Swiss Reinsurance Company, serving since 1993. He is the Vice-Chairman of the Board of Directors of Sika AG, serving since 1989.
Mr. Bechtler is a citizen of Switzerland.
Robert H. Benmosche One Madison Avenue New York, New York 10010 USA	Member of the Board of Directors
Mr. Benmosche is a member of the Board of Directors of Credit Suisse Group and a member of the Board of Directors of Credit Suisse, serving since 2002. Mr. Benmosche is Chairman of the Board and Chief Executive Officer of MetLife, Inc., New York, and of Metropolitan Life Insurance Company, New York, serving since 2000 and 1998, respectively.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE GROUP	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Peter Brabeck-Letmathe Avenue Nestlé 55 1800 Vevey, Switzerland	Member of the Board of Directors	Mr. Brabeck-Letmathe is a member of the Board of Directors of Credit e Group, serving since 1997, and a member of the Board of Directors of Credit Suisse, serving since 1999. From 2000 to 2005 he was the Vice-Chairman of the Board of Directors of Credit Suisse and Credit Suisse Group. Mr. Brabeck-Letmathe is the Chief Executive Officer of Nestlé, Vevey, serving since 1997. He is also the Chairman of the Board of Nestlé's Board of Directors, serving since 2005, and, prior to that, has been a member of the Board of Directors since 1997. Mr. Brabeck-Letmathe is also a member of the Boards of Directors of L'Oréal SA, Paris, and of Roche Holding SA, Basel, serving since 1997 and 2000, respectively.
Mr. Brabeck-Letmathe is a citizen of Austria.
Noreen Doyle One Exchange Square London EC2A 2JN, UK	Member of the Board of Directors
Ms. Doyle is a member of the Board of Directors of Credit Suisse Group and a member of the Board of Directors of Credit Suisse, serving since 2004. Ms. Doyle is First Vice President and Head of Banking of the European Bank for Reconstruction and Development (EBRD), serving since 2001. Prior to that, Ms. Doyle had been Deputy Vice President, Risk Management of the EBRD since 1997.
Ms. Doyle is a citizen of the United States and Ireland.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE GROUP	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Jean Lanier 5, Square Lamartine 75016 Paris, France	Member of the Board of Directors	Mr. Lanier is a member of the Board of Directors of Credit Suisse Group and a member of the Board of Directors of Credit Suisse, serving in each position since 2005. Mr. Lanier was the Chairman of the Managing Board and Group Chief Executive Officer of Euler Hermes, Paris, and was also the Chairman of the Supervisory Board of Euler Hermes SFAC, Euler Hermes ACI Inc. and of Eurofactor from 1998 to 2004.
Mr. Lanier is a citizen of France.
Aziz R. D. Syriani 111 Poseidonos Avenue P.O.Box 70228 Glyfada, Athens 16610, Greece	Member of the Board of Directors
Mr. Syriani is a member of the Board of Directors of Credit Suisse Group, serving since 1998, and a member of the Board of Directors of Credit Suisse, serving since 2001. Mr. Syriani is President and Chief Executive Officer of the Olayan Group, Athens, serving since 1978 and 2002, respectively. Mr. Syriani is also a member of the Board of Directors of Occidental Petroleum Corporation, Los Angeles, serving since 1983.
Mr. Syriani is a citizen of Canada.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE GROUP	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
David W. Syz Dufourstrasse 21 8702 Zollikon, Switzerland	Member of the Board of Directors	Mr. Syz is a member of the Board of Directors of Credit Suisse Group and a member of the Board of Directors of Credit Suisse, serving since 2004. Mr. Syz is Chairman of the Board of Directors of Huber & Suhner AG, Pfäffikon, serving since 2005, and, prior to that, had been a member of the Board of Directors since 2004. Prior to that, Mr. Syz had been State Secretary (State Secretariat for Economic Affairs) in Switzerland from 1999 to 2004.
Mr. Syz is a citizen of Switzerland.
Ernst Tanner Chocoladenfabriken Lindt & Sprüngli AG Seestrasse 204 8802 Kilchberg, Switzerland	Member of the Board of Directors
Mr. Tanner is a member of the Board of Directors of Credit Suisse Group and a member of the Board of Directors of Credit Suisse, serving since 02. Mr. Tanner is Chairman of the Board and Chief Executive Officer of Lindt & Sprüngli AG, Kilchberg, serving since 1994 and 1993, respectively. Mr. Tanner is also a member of the Board of Directors of The Swatch Group, Biel, serving since 1995.
Mr. Tanner is a citizen of Switzerland.
Anton van Rossum 10, Avenue de la Petite Epinette 1180 Brussels, Belgium	Member of the Board of Directors
Mr. van Rossum is a member of the Board of Directors of Credit Suisse Group and a member of the Board of Directors of Credit Suisse, serving since April 2005. Prior to that, he was Chief Executive Officer of Fortis, Brussels, from 2000 to 2004. Mr. van Rossum is also a member of the Board of Directors of VNU, Haarlem, the Netherlands and New York, serving since 2005.
Mr. van Rossum is a citizen of the Netherlands.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE GROUP	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Peter F. Weibel Paradeplatz 8 P.O. Box 1 8070 Zurich, Switzerland	Member of the Board of Directors	Mr. Weibel is a member of the Board of Directors of Credit Suisse Group, serving since 2004, and a member of the Board of Directors of Credit Suisse, serving since 2003. Prior to his retirement in 2003, Mr. Weibel had been Chief Executive Officer of PricewaterhouseCoopers AG, Zurich, and one of its predecessor companies, Revisuisse, Zurich, since 1998 and 1988, respectively.
Mr. Weibel is a citizen of Switzerland.
Oswald J. Grübel Paradeplatz 8 P.O. Box 1 8070 Zurich, Switzerland	Chief Executive Officer and Member of the Credit Suisse Group Executive Board Committee
Mr. Grübel is Chief Executive Officer of Credit Suisse Group and a member of the Credit Suisse Group Executive Board Committee, serving in each position since July 2004. Mr. Grübel is also Chief Executive Officer of Credit Suisse and a member of the Credit Suisse Executive Board, serving in each position since May 2005. He was Co-Chief Executive Officer of Credit Suisse Group from January 2003 until July 2004, as well as Chief Executive Officer of Credit Suisse Financial Services from July 2002 to July 2004. Prior to that, he was Chief Executive Officer of Credit Suisse Private Banking, Zurich from 1998 to 2001.
Mr. Grübel is a citizen of Germany.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE GROUP	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Walter Berchtold Paradeplatz 8 P.O. Box 2 8070 Zurich, Switzerland	Member of the Credit Suisse Group Executive Board Committee	Mr. Berchtold is a member of the Credit Suisse Group Executive Board Committee, serving since July 2004, and a member of the Credit Suisse Executive Board, serving since May 2005. Mr. Berchtold is also Chief Executive Officer of the Credit Suisse Division of Credit Suisse, serving since May 2005, and, prior to the merger, was Chief Executive Officer of the former Credit Suisse Bank from July 2004. Prior to that, he was Chief Executive Officer of Banking at Credit Suisse Financial Services, Zurich, from April 2004 to July 2004, Head of Trading & Sales of Credit Suisse Financial Services, Zurich, from 2003 to July 2004 and Country Manager (Switzerland) of Credit Suisse First Boston from 2000 to 2003.
Mr. Berchtold is a citizen of Switzerland.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE GROUP	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Brady W. Dougan 11 Madison Avenue New York, New York 10010 USA	Member of the Credit Suisse Group Executive Board Committee	Mr. Dougan is a member of the Credit Suisse Group Executive Board Committee, serving since July 2004, and a member of the Credit Suisse Executive Board, serving since May 2005. Mr. Dougan is Chief Executive Officer of the Credit Suisse First Boston Division of Credit Suisse, serving since May 2005, and, prior to the merger, was Chief Executive Officer of the former Credit Suisse First Boston Bank from July 2004. Mr. Dougan is also President, Chief Executive Officer and a member of the Board of Managers of Credit Suisse First Boston LLC, serving in each position since April 2005. In addition, Mr. Dougan is President, Chief Executive Officer and a member of the Board of Directors of Credit Suisse First Boston (USA), Inc., serving since April 2005. Prior to that, he was Co-President of Institutional Securities from 2002 to 2004, Global Head of the Securities Division from 2001 to 2002 and Head of the Equities Division from 1996 to 2001, each in the former Credit Suisse First Boston Bank.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE GROUP	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Renato Fassbind Paradeplatz 8 P.O. Box 1 8070 Zurich, Switzerland	Chief Financial Officer and Member of the Credit Suisse Group Executive Board Committee	Mr. Fassbind is Chief Financial Officer of Credit Suisse Group, serving since August 2004, and a member of the Credit Suisse Group Executive Board Committee, serving since July 2004. Mr. Fassbind is also Chief Financial Officer of Credit Suisse and a member of the Credit Suisse Executive Board, serving in each position since May 2005. Prior to joining Credit Suisse Group in 2004, Mr. Fassbind was Chief Executive Officer of Diethelm Keller Group, Zurich, from 2002 to 2004. Prior to that, he was Chief Financial Officer of ABB AG, Zurich, from 1997 to 2002.
Mr. Fassbind is a citizen of Switzerland.
Leonhard H. Fischer General Guisan-Strasse 40 8401 Winterthur, Switzerland	Member of the Credit Suisse Group Executive Board Committee
Mr. Fischer is a member of the Credit Suisse Group Executive Board Committee, serving since July 2004. He is also Chief Executive Officer of Winterthur Group, serving since January 2003. Mr. Fischer joined Winterthur Group from Allianz AG, Frankfurt, where he was Head of Corporate and Markets and Chief Executive Officer of Dresdner Kleinwort Wasserstein from 2001 to 2002. Prior to that, he was with Dresdner Bank, Frankfurt, from 1998 to 2001, where he had most recently served as Head of Investment Banking.
Mr. Fischer is a citizen of Germany.

NAME AND ADDRESS	POSITION WITH CREDIT SUISSE GROUP	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Urs Rohner Paradeplatz 8 P.O. Box 1 8070 Zurich, Switzerland	Head of Corporate Center and Group General Counsel and Member of the Credit Suisse Group Executive Board Committee	Mr. Rohner is Head of Corporate Center and Group General Counsel of Credit Suisse Group and a member of the Credit Suisse Group Executive Board Committee, serving in each position since June 2004 and July 2004, respectively. Mr. Rohner is a member of the Credit Suisse Executive Board, serving since May 2005. Mr. Rohner is also the designated Chief Operating Officer and General Counsel of Credit Suisse, effective January 2006. Prior to joining Credit Suisse in June 2004, Mr. Rohner was Chief Executive Officer of ProSiebenSat.1 Media AG, Unterföhring, from September 2000 to 2004 and Chief Executive Officer of ProSiebenMedia AG, Unterföhring, from January 2000 until September 2000.
Mr. Rohner is a citizen of Switzerland.

        STOCK OWNERSHIP.

        To the knowledge of the Filing Persons, neither Credit Suisse Group nor any director or executive officer of Credit Suisse Group beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by SSH.

        Unless otherwise stated in this Schedule I, each person for whom information is provided in this Schedule I is a U.S. citizen.

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SUMMARY TERM SHEET
INTRODUCTION
PURPOSE, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
FAIRNESS OF THE MERGER
REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
TRANSACTION STATEMENT
SELECTED CONSOLIDATED FINANCIAL INFORMATION
SIGNATURES
MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE CONTROLLING PERSONS